FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL PROCESSING
RECEIVED
NOV 3 0 2005
WASH, DC SECTION
213

Nomura Asset Acceptance Corporation	~~0000888874~~
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, November 29, 2005, Series 2005-AR6	333-126812 –
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



05073274

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 29, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: 
Name: John P. Graham
Title: President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*
99.2	Computational Materials	P*
99.3	Computational Materials	P*
99.4	Computational Materials	P*
99.5	Computational Materials	P*
99.6	Computational Materials	P*
99.7	Computational Materials	P*
99.8	Computational Materials	P*

* The Computational Materials and Collateral Term Sheers have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

Nomura Asset Acceptance Corporation Mortgage Pass-Through Certificates, Series 2005-AR6

$703 Million (+/- 10%)

(Approximate)

Computational Materials

November 17, 2005

NOMURA

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

INFORMATION STATEMENT

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, **"NAAC"**). NAAC has not prepared, provided, approved or verified any statistical or numerical information in these materials. The information herein is preliminary and is subject to completion or change. Although a registration statement (including the prospectus) has been filed with the Securities and Exchange Commission ("**SEC**") and is effective, the final prospectus supplement relating to the issuance (the **"Securities"**) discussed in this communication has not been filed with the SEC. Investors are urged to read the base prospectus and the prospectus supplement (collectively, the **"Offering Documents"**) and other relevant documents filed or to be filed with the SEC, because they contain important information.

The information herein is being provided for informational use solely in connection with the consideration of an investment in the Securities. Its use for any other purpose is not authorized.

The information set forth in these Computational Materials, including the collateral tables which follow, may be based only on a statistical sample of Mortgage Loans (defined below) (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the Closing Date (defined below). In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities, nor shall there be any sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. These Computational Materials do not contain all information that is required to be included in the Offering Documents. Prospective purchasers are referred to the Offering Documents for important information. Offering Documents may be obtained by contacting your NSI representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

STRUCTURAL SUMMARY

Structure Overview									
Class	Initial Principal Balance ($) (1)	Coupon Type	Initial Pass-Through Rate (%)	CPR (%)	WAL (years)	Principal Window (months)	Collateral WA MTR	Expected Rating (Moody's/S&P) (2)
I-A	66,068,315	Variable (3)	5.748	25	1.81 (4)	1 - 34 (4)	33	Aaa/AAA
II-A	82,286,132	Variable (3)	5.829	25	2.43 (4)	1 - 59 (4)	57	Aaa/AAA
III-A-1	68,032,692	Variable (3)	6.050	25	2.43 (4)	1 - 60 (4)	57	Aaa/AAA
III-A-2	7,475,290	Variable (3)	6.050	25	2.43 (4)	1 - 60 (4)	57	Aaa/AAA
IV-A-1	372,597,712	Floating (7)	4.400	30	2.33 (5)	1 - 77 (5)	21	Aaa/AAA
IV-A-2	41,399,745	Floating (7)	4.460	30	2.33 (5)	1 - 77 (5)	21	[Aaa]/AAA
M-1	36,235,930	Floating (7)	4.640	25	5.25 (6)	37 - 96 (6)	31	[Aa2/AA]
M-2	11,612,734	Floating (7)	4.790	25	5.24 (6)	37 - 96 (6)	31	[A1/A+]
M-3	7,982,048	Floating (7)	4.890	25	5.19 (6)	37 - 96 (6)	31	[A3/A-]
M-4	4,757,508	Floating (7)	5.540	25	4.84 (6)	37 - 85 (6)	31	[Baa1/BBB+]
M-5	5,250,502	Floating (7)	6.890	25	3.91 (6)	37 - 68 (6)	31	[Baa3/BBB-]
X	NA	NA	NA	NA	NA	NA	NA	Not Rated
P	NA	NA	NA	NA	NA	NA	NA	Not Rated
R	NA	NA	NA	NA	NA	NA	NA	Not Rated
TOTAL	703,698,608							

NOTE: The Class X, Class P and Class R Certificates will not be included in any offering of the Securities executed pursuant to the final Offering Documents. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) Approximate. Subject to a permitted variance of plus or minus 10%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The initial pass-through rate on the Class I-A Certificates is expected to be approximately [5.748]% per annum. After the first Distribution Date, the per annum pass-through rate on the Class I-A Certificates will equal the weighted average of the net mortgage rates of the Group I Mortgage Loans minus [0]% per annum (30/360, 24 day delay). The initial pass-through rate on the Class II-A Certificates is expected to be approximately [5.829]% per annum. After the first Distribution Date, the per annum pass-through rate on the Class II-A Certificates will equal the weighted average of the net mortgage rates of the Group II Mortgage Loans minus [0]% per annum (30/360, 24 day delay). The initial pass-through rate on the Class III-A-1 Certificates is expected to be approximately [6.050]% per annum. After the first Distribution Date, the per annum pass-through rate on the Class III-A-1 Certificates will equal the weighted average of the net mortgage rates of the Group III Mortgage Loans minus [0]% per annum (30/360, 24 day delay). The initial pass-through rate on the Class III-A-2 Certificates is expected to be approximately [6.050]% per annum. After the first Distribution Date, the per annum pass-through rate on the Class III-A-2 Certificates will equal the weighted average of the net mortgage rates of the Group III Mortgage Loans minus [0]% per annum (30/360, 24 day delay).
(4) Run to the 10% optional termination at 25 CPB for the respective group and 25 CPR for the other three groups.
(5) Run to the 10% optional termination at 30 CPR for all four groups.
(6) Run to the 10% optional termination at 25 CPR for all four groups.
(7) The pass-through rate for each of the Group IV and Subordinate Certificates (each as defined herein) for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin, (ii) the applicable Net Funds Cap, (iii) the related hard cap and (iv) the related Maximum Interest Rate (actual/360, 0 day delay). The certificate margins and hard caps for the Group IV and Subordinate Certificates are as follows:

Class	Certificate Margin (A)	(B)	Hard Cap
IV-A-1	[0.26]%	[0.52]%	[11.00]%
IV-A-2	[0.32]%	[0.64]%	[11.00]%
M-1	[0.50]%	[1.00]%	[11.00]%
M-2	[0.65]%	[1.15]%	[11.00]%
M-3	[0.75]%	[1.25]%	[11.00]%
M-4	[1.40]%	[1.90]%	[11.00]%
M-5	[2.75]%	[3.25]%	[11.00]%

(A) On or prior to the first possible optional termination date.

(B) After the first possible optional termination date.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the **"Mortgage Loans"**). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $[707,449,258] (the **"Cut-off Date Principal Balance"**). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust monthly, semi-annually or annually based on an index plus a margin. The mortgage pool consists of four groups of Mortgage Loans: Group I is generally comprised of Mortgage Loans with an initial fixed-rate period of three years; Group II is generally comprised of Mortgage Loans with an initial fixed-rate period of five years; Group III is generally comprised of Mortgage Loans with an initial fixed-rate period of five years; and Group IV is generally comprised of Mortgage Loans with an initial fixed-rate period of one month, six months, one year, two years, three years or five years.

The collateral information contained herein reflects the anticipated November 1, 2005 scheduled balances and is indicative only. For further collateral information, see collateral stratification tables herein.

Characteristics of the Mortgage Loans

	GROUP I	GROUP II	GROUP III	GROUP IV	GROUPS I - IV
Current Mortgage Rate*	6.014%	6.089%	6.310%	6.722%	**6.518%**
Current Net Mortgage Rate*	5.748%	5.829%	6.050%	6.445%	**6.247%**
Cut-off Date Mortgage Loan Principal Balance	$73,276,249.75	$91,263,402.11	$83,745,768.59	$459,163,838.22	**$707,449,258.67**
Cut-off Date Average Mortgage Loan Principal Balance	$296,664.98	$608,422.68	$212,014.60	$288,964.03	**$297,122.75**
Mortgage Loan Count	247	150	395	1589	**2,381**
Original Term (months)*	360	360	360	360	**360**
Months Since Origination*	3	3	3	3	**3**
Stated Remaining Term (months)*	357	357	357	357	**357**
Mortgage Loans with Interest Only Terms	89.39%	84.39%	84.13%	85.52%	**85.61%**
Mortgage Loans with Prepay Penalty Terms	78.02%	70.72%	67.86%	72.13%	**72.05%**
Original Prepay Penalty Term (months)**	31	24	29	22	**24**
Remaining Prepay Penalty Term (months)**	28	21	26	18	**21**
Credit Score**	707	699	707	695	**698**
Original Loan to Value Ratio*	74.90%	69.29%	74.75%	76.22%	**75.02%**
Original Loan to Value Ratio Over 80% Without MI	0.00%	0.00%	0.39%	0.58%	**0.42%**
Documentation Type - Full / Alternative	15.21%	25.40%	22.98%	9.07%	**13.46%**
Loan Purpose - Purchase / Rate-Term	85.54%	57.59%	76.58%	82.35%	**78.81%**
Occupancy Type - Primary / Second Home	79.80%	84.78%	65.22%	66.78%	**70.27%**
Property Type - Single Family Residence / PUD	84.43%	84.32%	76.49%	79.33%	**80.16%**
California Concentration	42.58%	58.92%	21.39%	40.19%	**40.63%**
Months to Next Rate Adjustment*	33	57	57	21	**31**
First Periodic Rate Cap*	4.149%	5.276%	5.406%	3.161%	**3.802%**
Subsequent Periodic Rate Cap*	1.541%	1.466%	1.564%	1.403%	**1.444%**
Lifetime Rate Cap*	5.877%	5.527%	5.620%	5.794%	**5.748%**
Gross Margin*	3.351%	2.700%	2.739%	3.561%	**3.331%**
Net Margin*	3.085%	2.440%	2.479%	3.284%	**3.059%**
Minimum Mortgage Rate*	3.353%	2.717%	2.751%	3.656%	**3.396%**
Maximum Mortgage Rate*	11.910%	11.626%	11.927%	12.520%	**12.271%**

* Weighted Average

** Non-zero Weighted Average

Credit Scores are not available for three Group I Mortgage Loans with an aggregate principal balance of approximately $1,102,700 (approximately 1.50% of the Group I Mortgage Loans), for one Group III Mortgage Loan with an aggregate principal balance of approximately $320,926 (approximately 0.38% of the Group III Mortgage Loans), and for twelve Group IV Mortgage Loans with an aggregate principal balance of approximately $2,994,273 (approximately 0.65% of the Group IV Mortgage Loans).

Please see Exhibit D for further collateral information.

TRANSACTION SUMMARY

Title of Series:	Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR6
Cut-off Date:	November 1, 2005
Closing Date:	On or about November [30], 2005
Investor Settlement Date:	On or about November [30], 2005
Depositor:	Nomura Asset Acceptance Corporation
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc.
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Servicer:	Initially, GMAC Mortgage Corporation The Seller, as owner of the Mortgage Loans to be sold to the trust, will retain certain rights relating to the servicing of the Mortgage Loans, including the right to terminate and replace GMAC Mortgage Corporation at any time, without cause, or hire a special servicer as further specified in the pooling and servicing agreement.
Trustee:	HSBC Bank USA, National Association
Custodians:	Wells Fargo Bank, N.A.
Credit Risk Manager:	The [Risk Management Group], as Credit Risk Manager for the trust, will monitor the performance of and make recommendations to the Servicer regarding certain delinquent and defaulted Mortgage Loans. The Credit Risk Manager will rely upon Mortgage Loan data that is provided to it by the Servicer in performing its advisory and monitoring functions.
Class [IV-A-1] Cap Provider:	[Nomura Global Financial Products Inc.]
Class [IV-A-2] Cap Provider:	[Nomura Global Financial Products Inc.]
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificates, $100,000 and multiples of $1 in excess thereof.
Record Date:	For the Class I-A, Class II-A, Class III-A-1 and Class III-A-2 Certificates, and for any Distribution Date, the last business day of the month preceding the month in which such Distribution Date occurs. For each class of Group IV Certificates and Subordinate Certificates and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form; otherwise the record date shall be the same as for the Class I-A, Class II-A, Class III-A-1 and Class III-A-2 Certificates.
Distribution Date:	The 25th day of each calendar month beginning in December 2005, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in [December] 2035 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificates Designations:	Class I-A Certificates (the **"Group I Certificates"**) Class II-A Certificates (the **"Group II Certificates"**) Class III-A-1 and Class III-A-2 Certificates (together, the **"Group III Certificates"**)

Class IV-A-1 and Class IV-A-2 Certificates (together, the **"Group IV Certificates"** and collectively, with the Group I, Group II and Group III Certificates, the **"Senior Certificates"**)

Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (collectively, the **"Subordinate Certificates"**)

Only the Senior Certificates and Subordinate Certificates will be included in any offering that may be executed pursuant to the Offering Documents (collectively, the **"Offered Certificates"**).

Private Certificates: The Class X, Class P and Class R Certificates will not be designated as Offered Certificates. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

Prepayment Period: With respect to any Distribution Date, the immediately preceding calendar month.

Accrual Period: The Accrual Period for the Group IV Certificates and Subordinate Certificates and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first Accrual Period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

The Accrual Period for the Group I, Group II and Group III Certificates and any Distribution Date will be the calendar month immediately preceding the month in which such Distribution Date occurs. Calculations of interest on such certificates will be based on a 360-day year that consists of twelve 30-day months.

Optional Termination: At its option, the Master Servicer may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust and thereby effect early retirement of the Offered Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.

Taxation – REMIC: For federal income tax purposes, the trust will make multiple real estate mortgage investment conduit (each a **"REMIC"**) elections, organized in a tiered REMIC structure. The Offered Certificates (exclusive of any right to receive payments in respect of any Basis Risk Shortfall), the Class X and Class P Certificates will represent beneficial ownership of "regular interests" in the related REMIC.

The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC.

Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.

SMMEA Eligibility: The Offered Certificates, other than the Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are expected to be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).

ERISA Considerations: The Offered Certificates are expected to be ERISA eligible.

Ratings: The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**) and Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (**"S&P"**) with the ratings indicated in the table on page 3 of this document.

Credit Enhancement Structure: Senior/subordination; excess spread and overcollateralization. In addition, the Class III-A-1 Certificates are "super senior" to the Class III-A-2 Certificates, because the Class III-A-2 Certificates are allocated realized losses incurred on the Group III Mortgage Loans after the certificate principal balances of the Subordinate Certificates have been reduced to zero (as described in this document) and thereby provide additional protection to the Class III-A-1 Certificates.

Furthermore, the Class IV-A-1 Certificates are "super senior" to the Class IV-A-2 Certificates, because the Class IV-A-2 Certificates are allocated realized losses incurred on the Group IV Mortgage Loans after the certificate principal balances of the Subordinate Certificates have been reduced to zero (as described in this document) and thereby provide additional protection to the Class IV-A-1 Certificates.

CREDIT ENHANCEMENT

Overcollateralization

The Mortgage Loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Mortgage Loans.

Overcollateralization Amount

For any Distribution Date, the Overcollateralization Amount will be equal to the amount, if any, by which (x) the aggregate loan balance of the Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Offered Certificates after giving effect to payments on such Distribution Date.

Initial Overcollateralization Amount

As of the Closing Date, the Overcollateralization Amount will be equal to approximately [0.53]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Targeted Overcollateralization Amount

With respect to any Distribution Date prior to the Stepdown Date, approximately [0.53]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, the greater of (a) [1.06]% of the aggregate loan balance of the Mortgage Loans as of the last day of the related due period, and (b) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the Stepdown Date with respect to which a Trigger Event is in effect and is continuing, the Targeted Overcollateralization Amount for such Distribution Date will be equal to the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown Date

The later to occur of (a) the Distribution Date in [December] 2008, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [19.67]%.

Credit Enhancement Percentage

Initial Expected Credit Enhancement Percentages				
Class	Percent	Approximate Expected Initial Credit Enhancement* (%)	Approximate Expected Initial Target Credit Enhancement* (%)	Approximate Expected Target Credit Enhancement** (%)
A***	[90.16]	[9.84]	[9.84]	[19.67]
M-1	[5.12]	[4.71]	[4.71]	[9.43]
M-2	[1.64]	[3.07]	[3.07]	[6.15]
M-3	[1.13]	[1.94]	[1.94]	[3.89]
M-4	[0.67]	[1.27]	[1.27]	[2.54]
M-5	[0.74]	[0.53]	[0.53]	[1.06]

* Prior to the Stepdown Date, based on aggregate loan balance as of the Cut-off Date.

** After Stepdown Date, based on aggregate loan balance as of such date of determination.

*** Refers to the Senior Certificates collectively.

Note: Final class sizes and credit enhancement levels subject to change based on final rating agency requirements.

Trigger Event

A Trigger Event will occur for any Distribution Date if either (i) the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months as of the last day of the related due period equals or exceeds [40]% of the senior enhancement percentage for such Distribution Date or (ii) the cumulative realized losses as a percentage of the aggregate loan balance of the Mortgage Loans on the Closing Date for such Distribution Date is greater than the percentages set forth below:

Trigger Event	
Range of Distribution Dates	**Cumulative Loss Percentage**
December 2008 - November 2009	[1.25]%
December 2009 - November 2010	[2.00]%
December 2010 - November 2011	[2.50]%
December 2011 and thereafter	[2.75]%

The cumulative loss percentages set forth above are applicable to the first Distribution Date in the corresponding range of Distribution Dates. The cumulative loss percentage for each succeeding Distribution Date in a range increases incrementally by 1/12 of the positive difference between the percentage applicable to the first Distribution Date in that range and the percentage applicable to the first Distribution Date in the succeeding range.

Delinquency Rate

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Mortgage Loans 60 or more days delinquent (including all Mortgage Loans in foreclosure, bankruptcy and all REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Mortgage Loans as of the close of business on the last day of such month.

Subordination and Allocation of Losses

The Senior Certificates will have a payment priority over the Subordinate Certificates. Each class of Subordinate Certificates will be subordinate to each other class of Subordinate Certificates with a lower numerical designation. Losses on the Mortgage Loans will first reduce the available excess interest and then reduce the Overcollateralization Amount. If there is no overcollateralization at that time, losses on the Mortgage Loans will be allocated to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each class of Subordinate Certificates has been reduced to zero.

Realized losses will not be allocated to the Senior Certificates, except the Class III-A-2 and the Class IV-A-2 Certificates. Investors in those Certificates should note, however, that although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of those Certificates all principal and interest amounts to which they are then entitled. Realized losses will be allocated in the following order, first, to the Class M-5 Certificates, until the certificate principal balance thereof has been reduced to zero, second, to the Class M-4 Certificates, until the certificate principal balance thereof has been reduced to zero, third, to the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero, fourth, to the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero, fifth, to the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero and sixth, with respect to realized losses on the Group III Mortgage Loans only, to the Class III-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero and seventh, with respect to realized losses on the Group IV Mortgage Loans only, to the Class IV-A-2 Certificates, until the certificate principal balance of such class has been reduced to zero.

Cap Agreement

The Class IV-A-1 Certificates will have the benefit of an interest rate cap agreement (the "Class IV-A-1 Cap Agreement") provided by [Nomura Global Financial Products Inc.] (the "Class IV-A-1 Cap Provider"). Pursuant to the Class IV-A-1 Cap Agreement, the Class IV-A-1 Cap Provider will pay the Securities Administrator for the benefit of the holders of the Class IV-A-1 Certificates an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds [10.74]%, the payment required to be made by

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

the Class IV-A-1 Cap Provider pursuant to the Class IV-A-1 Cap Agreement will be calculated as if one-month LIBOR were [10.74]%); (2) the related Class IV-A-1 scheduled notional amount; (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

The Class IV-A-2 Certificates will have the benefit of an interest rate cap agreement (the "Class IV-A-2 Cap Agreement") provided by [Nomura Global Financial Products Inc.] (the "Class IV-A-2 Cap Provider"). Pursuant to the Class IV-A-2 Cap Agreement, the Class IV-A-2 Cap Provider will pay the Securities Administrator for the benefit of the holders of the Class IV-A-2 Certificates an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds [10.68]%, the payment required to be made by the Class IV-A-2 Cap Provider pursuant to the Class IV-A-2 Cap Agreement will be calculated as if one-month LIBOR were [10.68]%); (2) the related Class IV-A-2 scheduled notional amount; (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

If, on any Distribution Date, the cap payments made by the Class IV-A-1 Cap Provider and Class IV-A-2 Cap Provider with respect to the Class IV-A-1 or Class IV-A-2 Certificates, respectively, exceed the product of: (1) the excess, if any, of one-month LIBOR over the specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds [10.74]% with respect to the Class IV-A-1 Cap Agreement or [10.68]% with respect to the Class IV-A-2 Cap Agreement, the payment due will be calculated as if one-month LIBOR were [10.74]% or [10.68]%, as applicable); and (2) the certificate principal balance of the related class of certificates for such Distribution Date, the excess will be distributed to the Class X Certificates.

The scheduled notional amounts and strike rates for the Class IV-A-1 and Class IV-A-2 Cap Agreements are set forth in Exhibit [C].

Cross-collateralization

In certain limited circumstances, principal and interest collected from any of the Group I, Group II, Group III and Group IV Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall —With respect to the Group IV and Subordinate Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related Accrual Period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the applicable Maximum Interest Rate and (z) the applicable hard cap.

Carryforward Interest—With respect to the Offered Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related Accrual Period at the applicable pass-through rate.

Current Interest—With respect to the Offered Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related Accrual Period; provided, that as to each class of certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the Group IV Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Group IV Mortgage Loans as stated in the related mortgage notes, minus the weighted average expense fee rate of the Group IV Mortgage Loans. For any Distribution Date and the Subordinate Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Group IV Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group IV Mortgage Loans for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

With respect to the Subordinate Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the weighted average of the product of (1) the related Optimal Interest Remittance Amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Group I, Group II, Group III and Group IV Mortgage Loans for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the related Mortgage Loans less the certificate principal balance of the related Senior Certificates, multiplied by (b) a fraction, expressed as a percentage, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

Interest Remittance Amount

For any Distribution Date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer, the Master Servicer, the Securities Administrator, the Custodians, the Credit Risk Manager and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

"Optimal Interest Remittance Amount" with respect to any distribution date and (A) the Group IV Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Group IV Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the Group IV Mortgage Loans for the immediately preceding distribution date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the Group IV Mortgage Loans or were not taken into account in computing the expense fee rate, and (B) the Subordinate Certificates, will be equal to the excess of (i) the product of (1)(x) the weighted average Net Mortgage Rates of the Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (2) the Aggregate Loan Balance of the Mortgage Loans for the immediately preceding distribution date, over (ii) any expenses that reduce the Interest Remittance Amount that did not arise as a result of a default or delinquency of the Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of Interest

The pass-through rates for the Offered Certificates are described on page 3 of this document.

With respect to the Group IV Certificates and Subordinate Certificates, one-month LIBOR shall be determined by the Securities Administrator on the second LIBOR business day preceding the commencement of each Accrual Period except with respect to the first Accrual Period for which the Underwriter will determine one-month LIBOR on or about November [25], 2005.

The amount of interest payable on each Distribution Date in respect of each class of the Senior and Subordinate Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Group IV Certificates or Subordinate Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of Monthly Excess Cashflow" below and from available amounts on deposit in the Basis Risk Shortfall Reserve Fund.

On each Distribution Date, the Interest Remittance Amount for such Distribution Date will be paid in the following order of priority:

(1) from the Interest Remittance Amount for the Group I, Group II, Group III and Group IV Mortgage Loans, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for such Distribution Date, provided that:

(a) the Interest Remittance Amount for the Group I Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class I-A Certificates, Current Interest and any Carryforward Interest for such class for such Distribution Date; and then (y) concurrently, to the Group II, Group III and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group II, Group III and Group IV Mortgage Loans on such Distribution Date;

(b) the Interest Remittance Amount for the Group II Mortgage Loans will be distributed in the following order of priority: (x) first, to the Class II-A Certificates, Current Interest and any Carryforward Interest for such Distribution Date; and then (y) concurrently, to the Group I, Group III and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group III and Group IV Mortgage Loans on such Distribution Date;

(c) the Interest Remittance Amount for the Group III Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently, to the Class III-A-1 Certificates and Class III-A-2 Certificates, Current Interest and any Carryforward Interest for such class for such Distribution Date on a pro rata basis based on the entitlement of each such class; and then (y) concurrently, to the Group I, Group II and Group IV Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group II and Group IV Mortgage Loans on such Distribution Date;

(d) the Interest Remittance Amount for the Group IV Mortgage Loans will be distributed in the following order of priority: (x) first, concurrently, to the Class IV-A-1 Certificates and Class IV-A-2 Certificates, Current Interest and any Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class; and then (y) concurrently, to the Group I, Group II and Group III Certificates, Current Interest and Carryforward Interest for each such class for such Distribution Date, on a pro rata basis based on the entitlement of each such class, after taking into account the distribution of the Interest Remittance Amount for the Group I, Group II and Group III Mortgage Loans on such Distribution Date;

(2) first, from the Interest Remittance Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for the Group III Mortgage Loans, then from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clause (1) above to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3) first, from the Interest Remittance Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for the Group III Mortgage Loans, then from the Interest Remittance Amount for the

Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) and (2) above to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4) first, from the Interest Remittance Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for the Group III Mortgage Loans, then from the Interest Remittance Amount for Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (3) above to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5) first, from the Interest Remittance Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for the Group III Mortgage Loans, then from the Interest Remittance Amount for the Group II Mortgage Loans, then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (4) above to the Class M-4 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(6) first, from the Interest Remittance Amount for the Group IV Mortgage Loans, then from the Interest Remittance Amount for the Group III Mortgage Loans, then from the Interest Remittance Amount for the Group II Mortgage Loans, and then from the Interest Remittance Amount for the Group I Mortgage Loans remaining after payments pursuant to clauses (1) through (5) above to the Class M-5 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date; and

(7) for application as part of monthly excess cashflow for such Distribution Date, as described below, any Interest Remittance Amount remaining after application pursuant to clauses (1) through (6) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

Principal Remittance Amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; and (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period.

Overcollateralization Release Amount

For any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (1) the Overcollateralization Amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the Principal Remittance Amount for such date is applied on such Distribution Date in reduction of the aggregate of the certificate principal balance of the certificates, exceeds (2) the Targeted Overcollateralization Amount for such Distribution Date.

Group I Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group III Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group III Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group IV Allocation Amount

For any Distribution Date, the product of the Senior Principal Payment Amount for that Distribution Date and a fraction, the numerator of which is the Principal Remittance Amount derived from the Group IV Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Principal Payment Amount

For any Distribution Date will be equal to the Principal Remittance Amount for such Distribution Date minus the Overcollateralization Release Amount, if any, for such Distribution Date.

Senior Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [80.33]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [90.57]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [93.85]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 and Class M-2 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [96.11]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the

Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-4 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2 and Class M-3 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [97.46]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-5 Principal Payment Amount

For any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [98.94]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of Principal

The Principal Payment Amount will be paid on each Distribution Date as follows:

(1) On each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Principal Payment Amount derived from the Group I Mortgage Loans, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans, to the Class II-A Certificates, until its certificate principal balance has been reduced to zero;

iii. from the Principal Payment Amount derived from the Group III Mortgage Loans, concurrently, to the Class III-A-1 Certificates and Class III-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances until the certificate principal balance of each such class has been reduced to zero;

iv. from the Principal Payment Amount derived from the Group IV Mortgage Loans, concurrently, to the Class IV-A-1 Certificates and Class IV-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances until the certificate principal balance of each such class has been reduced to zero;

B) i. from the Principal Payment Amount derived from the Group I Mortgage Loans remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, concurrently to the Group II, Group III and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Principal Payment Amount derived from the Group II Mortgage Loans remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, concurrently to the Group I, Group III and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iii. from the Principal Payment Amount derived from the Group III Mortgage Loans remaining after the certificate principal balances of the Class III-A-1 and Class III-A-2 Certificates have been reduced to zero, concurrently to the Group I, Group II and Group IV Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iv. from the Principal Payment Amount derived from the Group IV Mortgage Loans remaining after the certificate principal balances of the Class IV-A-1 and Class IV-A-2 Certificates have been reduced to zero, concurrently to the Group I, Group II and Group III Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (G) above.

(2) On each Distribution Date (a) on or after the Stepdown Date and (b) with respect to which a Trigger Event is not in effect, the Principal Payment Amount will be paid in the following order of priority:

A) i. from the Group I Allocation Amount, to the Class I-A Certificates, until its certificate principal balance has been reduced to zero;

ii. from the Group II Allocation Amount, to the Class II-A Certificates, until its certificate principal balance has been reduced to zero;

iii. from the Group III Allocation Amount, concurrently, to the Class III-A-1 Certificates and Class III-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero; and

iv. from the Group IV Allocation Amount, concurrently, to the Class IV-A-1 Certificates and Class IV-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their certificate principal balances have been reduced to zero;

B) i. from the Group I Allocation Amount remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, concurrently, to the Group II, Group III and Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

ii. from the Group II Allocation Amount remaining after the certificate principal balance of the

Class II-A Certificates has been reduced to zero, concurrently, to the Group I, Group III and Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

iii. from the Group III Allocation Amount remaining after the certificate principal balance of the Class III-A-1 Certificates and Class III-A-2 Certificates have been reduced to zero, concurrently, to the Group I, Group II and Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

iv. from the Group IV Allocation Amount remaining after the certificate principal balances of the Class IV-A-1 Certificates and Class IV-A-2 Certificates have been reduced to zero, concurrently, to the Group I, Group II and Group III Certificates, on a pro rata basis, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C) to the Class M-1 Certificates, the Class M-1 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

D) to the Class M-2 Certificates, the Class M-2 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

E) to the Class M-3 Certificates, the Class M-3 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

F) to the Class M-4 Certificates, the Class M-4 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

G) to the Class M-5 Certificates, the Class M-5 Principal Payment Amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

H) for application as part of monthly excess cashflow for such Distribution Date, as described below, any such Principal Payment Amount remaining after application pursuant to clauses (A) through (G) above.

Group I Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group I Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group II Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group II Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group III Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group III Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Group IV Excess Interest Amount

For any Distribution Date, to the extent of Monthly Excess Interest for such Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date to reach the Targeted Overcollateralization Amount and a fraction the numerator of which is the Principal Remittance Amount derived from the Group IV Mortgage Loans and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Distribution of Monthly Excess Cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

(1) A) until the aggregate certificate principal balance of the certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the Targeted Overcollateralization Amount for such Distribution Date, on each Distribution Date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event is in effect, to the extent of Monthly Excess Interest for such Distribution Date, to the certificates, in the following order of priority:

i. (a) the Group I Excess Interest Amount in the following order of priority: (x) first, to the Class I-A Certificates until its certificate principal balance has been reduced to zero; and then (y) concurrently, to (1) the Group II Certificates, (2) the Group III Certificates and (3) the Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(b) the Group II Excess Interest Amount in the following order of priority: (x) first, to the Class II-A Certificates, until its certificate principal balance has been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group III Certificates and (3) the Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(c) the Group III Excess Interest Amount in the following order of priority: (x) first, to the Class III-A-1 Certificates and Class III-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances until their certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group II Certificates and (3) the Group IV Certificates, on a pro rata basis, based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero; and

(d) the Group IV Excess Interest Amount in the following order of priority: (x) first, to the Class IV-A-1 Certificates and Class IV-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances until their respective certificate principal balances have been reduced to zero; and then (y) concurrently, to (1) the Group I Certificates, (2) the Group II Certificates and (3) the Group III Certificates, on a pro rata basis, based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

ii. to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii. to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

iv. to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero;

v. to the Class M-4 Certificates, until its certificate principal balance has been reduced to zero; and

vi. to the Class M-5 Certificates, until its certificate principal balance has been reduced to zero;

B) on each Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth above in Section (2) under "Distributions of Principal";

(2) to the Class IV-A-2 Certificates, any deferred amount for such class;

(3) to the Class M-1 Certificates, any deferred amount for such class;

(4) to the Class M-2 Certificates, any deferred amount for such class;

(5) to the Class M-3 Certificates, any deferred amount for such class;

(6) to the Class M-4 Certificates, any deferred amount for such class;

(7) to the Class M-5 Certificates, any deferred amount for such class;

(8) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class IV-A-1 Certificates and Class IV-A-2 Certificates, concurrently, any Basis Risk Shortfall for each such class, based òn the entitlement of each such class; provided, however that any payments in respect of Basis Risk Shortfalls payable to the Class IV-A-1 Certificates or Class IV-A-2 Certificates pursuant to this clause shall be determined after taking into account payments made from the Class IV-A-1 Cap Provider under the Class IV-A-1 Cap Agreement and from the Class IV-A-2 Cap Provider under the Class IV-A-2 Cap Agreement, respectively;

(9) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(10) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(11) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(12) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-4 Certificates, any Basis Risk Shortfall for such class;

(13) to the Basis Risk Shortfall Reserve Fund and then from the Basis Risk Shortfall Reserve Fund to the Class M-5 Certificates, any Basis Risk Shortfall for such class;

(14) to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(15) to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (15).

EXHIBIT A

(Price/Yield and Discount Margin Tables)

PRICE/YIELD TABLES*

Class I-A Certificates - Run to the 10% call using CPB for Group I and CPR for Groups II, III, and IV
Initial Coupon: 5.748%

Speed	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-12	5.416	5.402	5.387	5.364	5.347	5.321	5.271	5.214	5.147	5.069
100-13	5.399	5.385	5.369	5.345	5.328	5.300	5.249	5.189	5.120	5.039
100-14	5.382	5.367	5.352	5.327	5.309	5.280	5.226	5.164	5.092	5.008
100-15	5.366	5.350	5.334	5.308	5.289	5.259	5.204	5.140	5.065	4.978
100-16	5.349	5.333	5.316	5.289	5.270	5.239	5.182	5.115	5.038	4.947
100-17	5.333	5.316	5.299	5.271	5.251	5.219	5.159	5.090	5.010	4.916
100-18	5.316	5.299	5.281	5.252	5.231	5.198	5.137	5.066	4.983	4.886
100-19	5.300	5.282	5.263	5.233	5.212	5.178	5.115	5.041	4.956	4.855
100-20	5.283	5.265	5.246	5.215	5.193	5.158	5.092	5.016	4.928	4.825
100-21	5.267	5.248	5.228	5.196	5.174	5.137	5.070	4.992	4.901	4.795
100-22	5.250	5.231	5.210	5.178	5.154	5.117	5.048	4.967	4.874	4.764
100-23	5.234	5.214	5.193	5.159	5.135	5.097	5.025	4.943	4.846	4.734
100-24	5.217	5.197	5.175	5.141	5.116	5.077	5.003	4.918	4.819	4.703
100-25	5.201	5.180	5.158	5.122	5.097	5.056	4.981	4.893	4.792	4.673
100-26	5.184	5.163	5.140	5.104	5.078	5.036	4.959	4.869	4.765	4.643
100-27	5.168	5.146	5.122	5.085	5.058	5.016	4.936	4.844	4.738	4.612
100-28	5.151	5.129	5.105	5.066	5.039	4.996	4.914	4.820	4.710	4.582
100-29	5.135	5.112	5.087	5.048	5.020	4.975	4.892	4.795	4.683	4.552
100-30	5.119	5.095	5.070	5.030	5.001	4.955	4.870	4.771	4.656	4.522
100-31	5.102	5.078	5.052	5.011	4.982	4.935	4.848	4.746	4.629	4.491
101-00	5.086	5.061	5.035	4.993	4.963	4.915	4.825	4.722	4.602	4.461
101-01	5.069	5.044	5.017	4.974	4.944	4.895	4.803	4.698	4.575	4.431
101-02	5.053	5.027	4.999	4.956	4.924	4.874	4.781	4.673	4.548	4.401
101-03	5.037	5.010	4.982	4.937	4.905	4.854	4.759	4.649	4.521	4.370
101-04	5.020	4.993	4.964	4.919	4.886	4.834	4.737	4.624	4.494	4.340
WAC	2.05	1.98	1.91	1.81	1.75	1.65	1.50	1.35	1.21	1.08
Principal	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Aug08	Dec05 - Aug08

Class I-A Certificates - Run to maturity using CPB for Group I and CPR for Groups II, III, and IV
Initial Coupon: 5.748%

Speed	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-12	5.416	5.402	5.387	5.364	5.347	5.321	5.271	5.214	5.147	5.069
100-13	5.399	5.385	5.369	5.345	5.328	5.300	5.249	5.189	5.120	5.039
100-14	5.382	5.367	5.352	5.327	5.309	5.280	5.226	5.164	5.092	5.008
100-15	5.366	5.350	5.334	5.308	5.289	5.259	5.204	5.140	5.065	4.978
100-16	5.349	5.333	5.316	5.289	5.270	5.239	5.182	5.115	5.038	4.947
100-17	5.333	5.316	5.299	5.271	5.251	5.219	5.159	5.090	5.010	4.916
100-18	5.316	5.299	5.281	5.252	5.231	5.198	5.137	5.066	4.983	4.886
100-19	5.300	5.282	5.263	5.233	5.212	5.178	5.115	5.041	4.956	4.855
100-20	5.283	5.265	5.246	5.215	5.193	5.158	5.092	5.016	4.928	4.825
100-21	5.267	5.248	5.228	5.196	5.174	5.137	5.070	4.992	4.901	4.795
100-22	5.250	5.231	5.210	5.178	5.154	5.117	5.048	4.967	4.874	4.764
100-23	5.234	5.214	5.193	5.159	5.135	5.097	5.025	4.943	4.846	4.734
100-24	5.217	5.197	5.175	5.141	5.116	5.077	5.003	4.918	4.819	4.703
100-25	5.201	5.180	5.158	5.122	5.097	5.056	4.981	4.893	4.792	4.673
100-26	5.184	5.163	5.140	5.104	5.078	5.036	4.959	4.869	4.765	4.643
100-27	5.168	5.146	5.122	5.085	5.058	5.016	4.936	4.844	4.738	4.612
100-28	5.151	5.129	5.105	5.066	5.039	4.996	4.914	4.820	4.710	4.582
100-29	5.135	5.112	5.087	5.048	5.020	4.975	4.892	4.795	4.683	4.552
100-30	5.119	5.095	5.070	5.030	5.001	4.955	4.870	4.771	4.656	4.522
100-31	5.102	5.078	5.052	5.011	4.982	4.935	4.848	4.746	4.629	4.491
101-00	5.086	5.061	5.035	4.993	4.963	4.915	4.825	4.722	4.602	4.461
101-01	5.069	5.044	5.017	4.974	4.944	4.895	4.803	4.698	4.575	4.431
101-02	5.053	5.027	4.999	4.956	4.924	4.874	4.781	4.673	4.548	4.401
101-03	5.037	5.010	4.982	4.937	4.905	4.854	4.759	4.649	4.521	4.370
101-04	5.020	4.993	4.964	4.919	4.886	4.834	4.737	4.624	4.494	4.340
WAC	2.05	1.98	1.91	1.81	1.75	1.65	1.50	1.35	1.21	1.08
Principal	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Sep08	Dec05 - Aug08	Dec05 - Aug08

*1 MONTH LIBOR 4.140
6 MONTH LIBOR 4.570
1 YEAR LIBOR 4.838

PRICE/YIELD TABLES (CONTINUED)*

Class II-A Certificates - Run to the 10% call using CPB for Group II and CPR for Groups I, III, and IV
Initial Coupon: 5.829%

Speed Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25 CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield
100-06	5.676	5.664	5.652	5.633	5.619	5.597	5.554	5.498	5.423	5.342
100-07	5.663	5.651	5.639	5.618	5.604	5.580	5.535	5.476	5.397	5.311
100-08	5.651	5.639	5.625	5.604	5.589	5.564	5.516	5.454	5.371	5.281
100-09	5.639	5.626	5.612	5.590	5.573	5.547	5.497	5.432	5.346	5.251
100-10	5.627	5.613	5.599	5.575	5.558	5.531	5.479	5.411	5.320	5.221
100-11	5.615	5.600	5.585	5.561	5.543	5.514	5.460	5.389	5.294	5.191
100-12	5.603	5.587	5.572	5.546	5.528	5.498	5.441	5.367	5.269	5.161
100-13	5.590	5.575	5.558	5.532	5.513	5.482	5.423	5.346	5.243	5.131
100-14	5.578	5.562	5.545	5.517	5.497	5.465	5.404	5.324	5.217	5.101
100-15	5.566	5.549	5.532	5.503	5.482	5.449	5.385	5.302	5.192	5.071
100-16	5.554	5.536	5.518	5.489	5.467	5.433	5.367	5.281	5.166	5.041
100-17	5.542	5.524	5.505	5.474	5.452	5.416	5.348	5.259	5.140	5.011
100-18	5.530	5.511	5.491	5.460	5.437	5.400	5.329	5.238	5.115	4.981
100-19	5.518	5.498	5.478	5.445	5.422	5.384	5.311	5.216	5.089	4.951
100-20	5.505	5.486	5.465	5.431	5.407	5.367	5.292	5.194	5.064	4.921
100-21	5.493	5.473	5.451	5.417	5.392	5.351	5.274	5.173	5.038	4.892
100-22	5.481	5.460	5.438	5.402	5.376	5.335	5.255	5.151	5.013	4.862
100-23	5.469	5.447	5.425	5.388	5.361	5.318	5.237	5.130	4.987	4.832
100-24	5.457	5.435	5.411	5.374	5.346	5.302	5.218	5.108	4.962	4.802
100-25	5.445	5.422	5.398	5.359	5.331	5.286	5.199	5.087	4.936	4.772
100-26	5.433	5.409	5.385	5.345	5.316	5.270	5.181	5.065	4.911	4.743
100-27	5.421	5.397	5.371	5.331	5.301	5.253	5.162	5.044	4.885	4.713
100-28	5.409	5.384	5.358	5.316	5.286	5.237	5.144	5.022	4.860	4.683
100-29	5.397	5.371	5.345	5.302	5.271	5.221	5.125	5.001	4.835	4.653
100-30	5.385	5.359	5.332	5.288	5.256	5.205	5.107	4.980	4.809	4.624
WAC	2.91	2.76	2.63	2.43	2.30	2.12	1.85	1.57	1.31	1.11
Principal	Dec05 - Oct10	Dec05 - Oct10	Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - May10	~Dec05 - Oct09	~Dec05 - Mar09

Class II-A Certificates - Run to maturity using CPB for Group II and CPR for Groups I, III, and IV
Initial Coupon: 5.829%

Speed Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25 CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield
100-06	5.676	5.664	5.652	5.633	5.619	5.597	5.554	5.502	5.439	5.190
100-07	5.663	5.651	5.639	5.618	5.604	5.580	5.535	5.481	5.415	5.161
100-08	5.651	5.639	5.625	5.604	5.589	5.564	5.516	5.459	5.390	5.133
100-09	5.639	5.626	5.612	5.590	5.573	5.547	5.497	5.438	5.365	5.104
100-10	5.627	5.613	5.599	5.575	5.558	5.531	5.479	5.416	5.340	5.076
100-11	5.615	5.600	5.585	5.561	5.543	5.514	5.460	5.395	5.315	5.048
100-12	5.603	5.587	5.572	5.546	5.528	5.498	5.441	5.373	5.290	5.020
100-13	5.590	5.575	5.558	5.532	5.513	5.482	5.423	5.352	5.266	4.991
100-14	5.578	5.562	5.545	5.517	5.497	5.465	5.404	5.331	5.241	4.963
100-15	5.566	5.549	5.532	5.503	5.482	5.449	5.385	5.309	5.216	4.935
100-16	5.554	5.536	5.518	5.489	5.467	5.433	5.367	5.288	5.192	4.907
100-17	5.542	5.524	5.505	5.474	5.452	5.416	5.348	5.267	5.167	4.879
100-18	5.530	5.511	5.491	5.460	5.437	5.400	5.329	5.245	5.142	4.850
100-19	5.518	5.498	5.478	5.445	5.422	5.384	5.311	5.224	5.117	4.822
100-20	5.505	5.486	5.465	5.431	5.407	5.367	5.292	5.203	5.093	4.794
100-21	5.493	5.473	5.451	5.417	5.392	5.351	5.274	5.181	5.068	4.766
100-22	5.481	5.460	5.438	5.402	5.376	5.335	5.255	5.160	5.044	4.738
100-23	5.469	5.447	5.425	5.388	5.361	5.318	5.237	5.139	5.019	4.710
100-24	5.457	5.435	5.411	5.374	5.346	5.302	5.218	5.117	4.994	4.682
100-25	5.445	5.422	5.398	5.359	5.331	5.286	5.199	5.096	4.970	4.654
100-26	5.433	5.409	5.385	5.345	5.316	5.270	5.181	5.075	4.945	4.626
100-27	5.421	5.397	5.371	5.331	5.301	5.253	5.162	5.054	4.921	4.598
100-28	5.409	5.384	5.358	5.316	5.286	5.237	5.144	5.033	4.896	4.570
100-29	5.397	5.371	5.345	5.302	5.271	5.221	5.125	5.011	4.872	4.542
100-30	5.385	5.359	5.332	5.288	5.256	5.205	5.107	4.990	4.847	4.514
WAC	2.91	2.76	2.63	2.43	2.30	2.12	1.85	1.59	1.36	1.20
Principal	Dec05 - Oct10	Dec05 - Oct10	Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - Oct10	~Dec05 - Apr13

*1 MONTH LIBOR 4.140
6 MONTH LIBOR 4.570
1 YEAR LIBOR 4.838

PRICE/YIELD TABLES (CONTINUED)*

Class III-A-1 Certificates - Run to the 10% call using CPB for Group III and CPR for groups I, II, III
Initial Coupon: 6.050%

Speed Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25 CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield
100-20	5.724	5.704	5.682	5.648	5.623	5.583	5.507	5.408	5.275	5.131
100-21	5.712	5.691	5.669	5.634	5.608	5.567	5.488	5.386	5.250	5.101
100-22	5.700	5.678	5.656	5.619	5.593	5.551	5.470	5.364	5.224	5.071
100-23	5.687	5.665	5.642	5.605	5.578	5.534	5.451	5.343	5.198	5.041
100-24	5.675	5.653	5.629	5.590	5.563	5.518	5.433	5.321	5.173	5.011
100-25	5.663	5.640	5.615	5.576	5.548	5.502	5.414	5.300	5.147	4.981
100-26	5.651	5.627	5.602	5.562	5.533	5.485	5.395	5.278	5.122	4.952
100-27	5.639	5.614	5.589	5.547	5.517	5.469	5.377	5.257	5.096	4.922
100-28	5.627	5.602	5.575	5.533	5.502	5.453	5.358	5.235	5.071	4.892
100-29	5.615	5.589	5.562	5.519	5.487	5.436	5.340	5.214	5.045	4.862
100-30	5.603	5.576	5.549	5.504	5.472	5.420	5.321	5.192	5.020	4.832
100-31	5.590	5.563	5.535	5.490	5.457	5.404	5.303	5.171	4.994	4.803
101-00	5.578	5.551	5.522	5.475	5.442	5.388	5.284	5.149	4.969	4.773
101-01	5.566	5.538	5.509	5.461	5.427	5.371	5.266	5.128	4.944	4.743
101-02	5.554	5.525	5.495	5.447	5.412	5.355	5.247	5.106	4.918	4.713
101-03	5.542	5.513	5.482	5.432	5.397	5.339	5.229	5.085	4.893	4.684
101-04	5.530	5.500	5.469	5.418	5.382	5.323	5.210	5.063	4.868	4.654
101-05	5.518	5.487	5.455	5.404	5.367	5.306	5.192	5.042	4.842	4.625
101-06	5.506	5.475	5.442	5.390	5.352	5.290	5.173	5.021	4.817	4.595
101-07	5.494	5.462	5.429	5.375	5.337	5.274	5.155	4.999	4.792	4.565
101-08	5.482	5.449	5.416	5.361	5.322	5.258	5.136	4.978	4.766	4.536
101-09	5.470	5.437	5.402	5.347	5.307	5.242	5.118	4.957	4.741	4.506
101-10	5.458	5.424	5.389	5.332	5.292	5.225	5.100	4.935	4.716	4.477
101-11	5.446	5.412	5.376	5.318	5.277	5.209	5.081	4.914	4.690	4.447
101-12	5.434	5.399	5.363	5.304	5.262	5.193	5.063	4.893	4.665	4.418
WAC	2.91	2.77	2.63	2.43	2.30	2.12	1.85	1.57	1.31	1.11
Principal	Dec05 - Nov10	Dec05 - Nov10	Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - May10	~Dec05 - Oct09	~Dec05 - Mar09

Class III-A-1 Certificates - Run to maturity using CPB for Group III and CPR for groups I, II, III
Initial Coupon: 6.050%

Speed Price	18 CPR Yield	20 CPR Yield	22 CPR Yield	25 CPR Yield	27 CPR Yield	30 CPR Yield	35 CPR Yield	40 CPR Yield	45 CPR Yield	50 CPR Yield
100-20	5.724	5.704	5.682	5.648	5.623	5.583	5.507	5.416	5.305	5.002
100-21	5.712	5.691	5.669	5.634	5.608	5.567	5.488	5.395	5.280	4.973
100-22	5.700	5.678	5.656	5.619	5.593	5.551	5.470	5.373	5.255	4.945
100-23	5.687	5.665	5.642	5.605	5.578	5.534	5.451	5.352	5.231	4.917
100-24	5.675	5.653	5.629	5.590	5.563	5.518	5.433	5.331	5.206	4.889
100-25	5.663	5.640	5.615	5.576	5.548	5.502	5.414	5.309	5.181	4.861
100-26	5.651	5.627	5.602	5.562	5.533	5.485	5.395	5.288	5.157	4.833
100-27	5.639	5.614	5.589	5.547	5.517	5.469	5.377	5.267	5.132	4.805
100-28	5.627	5.602	5.575	5.533	5.502	5.453	5.358	5.245	5.107	4.777
100-29	5.615	5.589	5.562	5.519	5.487	5.436	5.340	5.224	5.083	4.749
100-30	5.603	5.576	5.549	5.504	5.472	5.420	5.321	5.203	5.058	4.721
100-31	5.590	5.563	5.535	5.490	5.457	5.404	5.303	5.182	5.034	4.693
101-00	5.578	5.551	5.522	5.475	5.442	5.388	5.284	5.161	5.009	4.665
101-01	5.566	5.538	5.509	5.461	5.427	5.371	5.266	5.139	4.985	4.637
101-02	5.554	5.525	5.495	5.447	5.412	5.355	5.247	5.118	4.960	4.609
101-03	5.542	5.513	5.482	5.432	5.397	5.339	5.229	5.097	4.936	4.582
101-04	5.530	5.500	5.469	5.418	5.382	5.323	5.210	5.076	4.911	4.554
101-05	5.518	5.487	5.455	5.404	5.367	5.306	5.192	5.055	4.887	4.526
101-06	5.506	5.475	5.442	5.390	5.352	5.290	5.173	5.034	4.862	4.498
101-07	5.494	5.462	5.429	5.375	5.337	5.274	5.155	5.012	4.838	4.470
101-08	5.482	5.449	5.416	5.361	5.322	5.258	5.136	4.991	4.814	4.443
101-09	5.470	5.437	5.402	5.347	5.307	5.242	5.118	4.970	4.789	4.415
101-10	5.458	5.424	5.389	5.332	5.292	5.225	5.100	4.949	4.765	4.387
101-11	5.446	5.412	5.376	5.318	5.277	5.209	5.081	4.928	4.741	4.360
101-12	5.434	5.399	5.363	5.304	5.262	5.193	5.063	4.907	4.716	4.332
WAC	2.91	2.77	2.63	2.43	2.30	2.12	1.85	1.60	1.37	1.20
Principal	Dec05 - Nov10	Dec05 - Nov10	Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - May13

*1 MONTH LIBOR 4.140
6 MONTH LIBOR 4.570
1 YEAR LIBOR 4.838

PRICE/YIELD TABLES (CONTINUED)*

Class III-A-2 Certificates - Run to the 10% call using CPB for Group III and CPR for Groups I, II, III
Initial Coupon: 6.050%

Speed	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-10	5.846	5.832	5.817	5.793	5.776	5.747	5.694	5.625	5.532	5.431
100-11	5.834	5.819	5.803	5.778	5.760	5.731	5.675	5.603	5.506	5.401
100-12	5.821	5.806	5.790	5.764	5.745	5.715	5.657	5.581	5.481	5.371
100-13	5.809	5.793	5.776	5.749	5.730	5.698	5.638	5.559	5.455	5.341
100-14	5.797	5.780	5.763	5.735.	5.715	5.682	5.619	5.538	5.429	5.311
100-15	5.785	5.767	5.749	5.720	5.699	5.665	5.600	5.516	5.403	5.281
100-16	5.773	5.755	5.736	5.706	5.684	5.649	5.582	5.494	5.378	5.251
100-17	5.760	5.742	5.723	5.691	5.669	5.632	5.563	5.473	5.352	5.221
100-18	5.748	5.729	5.709	5.677	5.654	5.616	5.544	5.451	5.326	5.191
100-19	5.736	5.716	5.696	5.663	5.639	5.600	5.526	5.429	5.301	5.161
100-20	5.724	5.704	5.682	5.648	5.623	5.583	5.507	5.408	5.275	5.131
100-21	5.712	5.691	5.669	5.634	5.608	5.567	5.488	5.386	5.250	5.101
100-22	5.700	5.678	5.656	5.619	5.593	5.551	5.470	5.364	5.224	5.071
100-23	5.687	5.665	5.642	5.605	5.578	5.534	5.451	5.343	5.198	5.041
100-24	5.675	5.653	5.629	5.590	5.563	5.518	5.433	5.321	5.173	5.011
100-25	5.663	5.640	5.615	5.576	5.548	5.502	5.414	5.300	5.147	4.981
100-26	5.651	5.627	5.602	5.562	5.533	5.485	5.395	5.278	5.122	4.952
100-27	5.639	5.614	5.589	5.547	5.517	5.469	5.377	5.257	5.096	4.922
100-28	5.627	5.602	5.575	5.533	5.502	5.453	5.358	5.235	5.071	4.892
100-29	5.615	5.589	5.562	5.519	5.487	5.436	5.340	5.214	5.045	4.862
100-30	5.603	5.576	5.549	5.504	5.472	5.420	5.321	5.192	5.020	4.832
100-31	5.590	5.563	5.535	5.490	5.457	5.404	5.303	5.171	4.994	4.803
101-00	5.578	5.551	5.522	5.475	5.442	5.388	5.284	5.149	4.969	4.773
101-01	5.566	5.538	5.509	5.461	5.427	5.371	5.266	5.128	4.944	4.743
101-02	5.554	5.525	5.495	5.447	5.412	5.355	5.247	5.106	4.918	4.713
WAL Principal	2.91	2.77	2.63	2.43	2.30	2.12	1.85	1.57	1.31	1.11
Window	Dec05 - Nov10	Dec05 - Nov10	Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - May10	~Dec05 - Oct09	~Dec05 - Mar09

Class III-A-2 Certificates - Run to maturity using CPB for Group III and CPR for Groups I, II, III
Initial Coupon: 6.050%

Speed	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-10	5.846	5.832	5.817	5.793	5.776	5.747	5.694	5.631	5.553	5.284
100-11	5.834	5.819	5.803	5.778	5.760	5.731	5.675	5.609	5.528	5.256
100-12	5.821	5.806	5.790	5.764	5.745	5.715	5.657	5.588	5.503	5.227
100-13	5.809	5.793	5.776	5.749	5.730	5.698	5.638	5.566	5.478	5.199
100-14	5.797	5.780	5.763	5.735	5.715	5.682	5.619	5.545	5.453	5.171
100-15	5.785	5.767	5.749	5.720	5.699	5.665	5.600	5.523	5.428	5.143
100-16	5.773	5.755	5.736	5.706	5.684	5.649	5.582	5.502	5.404	5.114
100-17	5.760	5.742	5.723	5.691	5.669	5.632	5.563	5.480	5.379	5.086
100-18	5.748	5.729	5.709	5.677	5.654	5.616	5.544	5.459	5.354	5.058
100-19	5.736	5.716	5.696	5.663	5.639	5.600	5.526	5.437	5.329	5.030
100-20	5.724	5.704	5.682	5.648	5.623	5.583	5.507	5.416	5.305	5.002
100-21	5.712	5.691	5.669	5.634	5.608	5.567	5.488	5.395	5.280	4.973
100-22	5.700	5.678	5.656	5.619	5.593	5.551	5.470	5.373	5.255	4.945
100-23	5.687	5.665	5.642	5.605	5.578	5.534	5.451	5.352	5.231	4.917
100-24	5.675	5.653	5.629	5.590	5.563	5.518	5.433	5.331	5.206	4.889
100-25	5.663	5.640	5.615	5.576	5.548	5.502	5.414	5.309	5.181	4.861
100-26	5.651	5.627	5.602	5.562	5.533	5.485	5.395	5.288	5.157	4.833
100-27	5.639	5.614	5.589	5.547	5.517	5.469	5.377	5.267	5.132	4.805
100-28	5.627	5.602	5.575	5.533	5.502	5.453	5.358	5.245	5.107	4.777
100-29	5.615	5.589	5.562	5.519	5.487	5.436	5.340	5.224	5.083	4.749
100-30	5.603	5.576	5.549	5.504	5.472	5.420	5.321	5.203	5.058	4.721
100-31	5.590	5.563	5.535	5.490	5.457	5.404	5.303	5.182	5.034	4.693
101-00	5.578	5.551	5.522	5.475	5.442	5.388	5.284	5.161	5.009	4.665
101-01	5.566	5.538	5.509	5.461	5.427	5.371	5.266	5.139	4.985	4.637
101-02	5.554	5.525	5.495	5.447	5.412	5.355	5.247	5.118	4.960	4.609
WAL Principal	2.91	2.77	2.63	2.43	2.30	2.12	1.85	1.60	1.37	1.20
Window	Dec05 - Nov10	Dec05 - Nov10	Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - May13

*1 MONTH LIBOR 4.140
6 MONTH LIBOR 4.570
1 YEAR LIBOR 4.838

DISCOUNT MARGIN TABLES*

Class IV-A-1 Certificates - Run to 10% call
Initial Coupon: 4.400%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	26	26	26	26	26	26	26	26	26	26
WAL Principal	4.17	3.73	3.36	2.91	2.66	2.33	1.91	1.57	1.31	1.11
Window	Dec05 - Mar17	Dec05 - Jan16	Dec05 - Jan15	~Dec05 - Nov13	~Dec05 - Mar13	~Dec05 - Apr12	~Dec05 - Mar11	~Dec05 - May10	~Dec05 - Oct09	~Dec05 - Mar09

Class IV-A-1 Certificates - Run to maturity
Initial Coupon: 4.400%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	27	27	27	28	28	28	28	28	28	27
WAL Principal	4.51	4.04	3.65	3.17	2.90	2.55	2.09	1.73	1.44	1.18
Window	Dec05 - Jan29	Dec05 - Apr27	Dec05 - Aug25	~Dec05 - May23	~Dec05 - Jan22	~Dec05 - Apr20	~Dec05 - Jan18	~Dec05 - Mar16	~Dec05 - Sep14	~Dec05 - Jul13

Class IV-A-2 Certificates - Run to 10% call
Initial Coupon: 4.460%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	32	32	32	32	32	32	32	32	32	32
WAL Principal	4.17	3.73	3.36	2.91	2.66	2.33	1.91	1.57	1.31	1.11
Window	Dec05 - Mar17	Dec05 - Jan16	Dec05 - Jan15	~Dec05 - Nov13	~Dec05 - Mar13	~Dec05 - Apr12	~Dec05 - Mar11	~Dec05 - May10	~Dec05 - Oct09	~Dec05 - Mar09

Class IV-A-2 Certificates - Run to maturity
Initial Coupon: 4.460%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	34	34	34	34	34	34	34	34	34	34
WAL Principal	4.51	4.04	3.65	3.17	2.90	2.55	2.09	1.73	1.44	1.18
Window	Dec05 - Jan29	Dec05 - Apr27	Dec05 - Aug25	~Dec05 - May23	~Dec05 - Jan22	~Dec05 - Apr20	~Dec05 - Jan18	~Dec05 - Mar16	~Dec05 - Sep14	~Dec05 - Jul13

*1 MONTH LIBOR 4.140
6 MONTH LIBOR 4.570
1 YEAR LIBOR 4.838

DISCOUNT MARGIN TABLES (CONTINUED)*

Class M-1 Certificates - Run to 10% call
Initial Coupon: 4.640%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	50	50	50	50	50	50	50	50	50	50
WAL Principal	7.41	6.63	5.98	5.25	4.88	4.44	4.00	3.79	3.76	3.32
Window	May09 - Mar17	Dec08 - Jan16	Dec08 - Jan15	Dec08 - Nov13	Jan09 - Mar13	Jan09 - Apr12	Feb09 - Mar11	Mar09 - May10	Apr09 - Oct09	Mar09 - Mar09

Class M-1 Certificates - Run to maturity
Initial Coupon: 4.640%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	52	52	53	53	53	53	53	53	53	60
WAL Principal	7.97	7.14	6.46	5.67	5.27	4.80	4.30	4.04	3.99	4.20
Window	May09 - Jan23	Dec08 - Jun21	Dec08 - Feb20	Dec08 - May18	Jan09 - May17	Jan09 - Feb16	Feb09 - May14	Mar09 - Jan13	Apr09 - Jan12	Jun09 - Mar11

Class M-2 Certificates - Run to 10% call
Initial Coupon: 4.790%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	65	65	65	65	65	65	65	65	65	65
WAL Principal	7.41	6.63	5.98	5.24	4.86	4.40	3.90	3.61	3.47	3.32
Window	May09 - Mar17	Dec08 - Jan16	Dec08 - Jan15	Dec08 - Nov13	Dec08 - Mar13	Jan09 - Apr12	Jan09 - Mar11	Feb09 - May10	Feb09 - Oct09	Mar09 - Mar09

Class M-2 Certificates - Run to maturity
Initial Coupon: 4.790%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	66	66	67	67	67	67	67	67	66	68
WAL Principal	7.72	6.91	6.25	5.47	5.07	4.60	4.07	3.75	3.58	3.53
Window	May09 - Dec19	Dec08 - Aug18	Dec08 - Jun17	Dec08 - Dec15	Dec08 - Feb15	Jan09 - Jan14	Jan09 - Sep12	Feb09 - Aug11	Feb09 - Oct10	Mar09 - Feb10

Class M-3 Certificates - Run to 10% call
Initial Coupon: 4.890%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	75	75	75	75	75	75	75	75	75	75
WAL Principal	7.35	6.58	5.93	5.19	4.81	4.35	3.85	3.53	3.38	3.28
Window	May09 - Mar17	Dec08 - Jan16	Dec08 - Jan15	Dec08 - Nov13	Dec08 - Mar13	Dec08 - Apr12	Dec08 - Mar11	Jan09 - May10	Jan09 - Oct09	Feb09 - Mar09

Class M-3 Certificates - Run to maturity
Initial Coupon: 4.890%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	75	75	75	75	75	75	75	75	75	75
WAL Principal	7.40	6.62	5.97	5.22	4.84	4.38	3.88	3.55	3.37	3.30
Window	May09 - Feb18	Dec08 - Nov16	Dec08 - Nov15	Dec08 - Jul14	Dec08 - Oct13	Dec08 - Nov12	Dec08 - Sep11	Jan09 - Oct10	Jan09 - Feb10	Feb09 - Jul09

*1 MONTH LIBOR 4.140
6 MONTH LIBOR 4.570
1 YEAR LIBOR 4.838

DISCOUNT MARGIN TABLES (CONTINUED)*

Class M-4 Certificates - Run to 10% call
Initial Coupon: 5.540%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	140	140	140	140	140	140	140	140	140	140
WAL Principal	6.87	6.13	5.53	4.84	4.48	4.06	3.58	3.30	3.17	3.16
Window	May09 - Jan16	Dec08 - Dec14	Dec08 - Jan14	Dec08 - Dec12	Dec08 - May12	Dec08 - Aug11	Dec08 - Aug10	Dec08 - Dec09	Dec08 - May09	Jan09 - Feb09

Class M-4 Certificates - Run to maturity
Initial Coupon: 5.540%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	140	140	140	140	140	140	140	140	140	140
WAL Principal	6.87	6.13	5.53	4.84	4.48	4.06	3.58	3.30	3.17	3.16
Window	May09 - Jan16	Dec08 - Dec14	Dec08 - Jan14	Dec08 - Dec12	Dec08 - May12	Dec08 - Aug11	Dec08 - Aug10	Dec08 - Dec09	Dec08 - May09	Jan09 - Feb09

Class M-5 Certificates - Run to 10% call
Initial Coupon: 6.890%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	275	275	275	275	275	275	275	275	275	275
WAL Principal	5.52	4.93	4.44	3.91	3.66	3.40	3.15	3.07	3.07	3.08
Window	May09 - Dec13	Dec08 - Feb13	Dec08 - May12	Dec08 - Jul11	Dec08 - Jan11	Dec08 - Jun10	Dec08 - Sep09	Dec08 - Feb09	Dec08 - Dec08	Dec08 - Jan09

Class M-5 Certificates - Run to maturity
Initial Coupon: 6.890%

Speed	18	20	22	25	27	30	35	40	45	50
Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100-00	275	275	275	275	275	275	275	275	275	275
WAL Principal	5.52	4.93	4.44	3.91	3.66	3.40	3.15	3.07	3.07	3.08
Window	May09 - Dec13	Dec08 - Feb13	Dec08 - May12	Dec08 - Jul11	Dec08 - Jan11	Dec08 - Jun10	Dec08 - Sep09	Dec08 - Feb09	Dec08 - Dec08	Dec08 - Jan09

*1 MONTH LIBOR 4.140
6 MONTH LIBOR 4.570
1 YEAR LIBOR 4.838

EXHIBIT B

(Net Funds Cap)

NET FUNDS CAP*

Group IV Net Funds Cap (applicable to the Class IV-A-1 and Class IV-A-2 Certificates)

Period	Distribution Date	Day Count	Cap 30/360 (%)	Cap Act/360 (%)**	Period	Distribution Date	Day Count	Cap 30/360 (%)	Cap Act/360 (%)**
1	25-Dec-05	25	6.45	7.73	37	25-Dec-08	30	11.28	11.28
2	25-Jan-06	31	6.52	6.31	38	25-Jan-09	31	11.30	10.94
3	25-Feb-06	31	6.68	6.46	39	25-Feb-09	31	11.36	10.99
4	25-Mar-06	28	6.83	7.31	40	25-Mar-09	28	11.54	12.36
5	25-Apr-06	31	6.91	6.68	41	25-Apr-09	31	11.68	11.30
6	25-May-06	30	6.92	6.92	42	25-May-09	30	11.69	11.69
7	25-Jun-06	31	6.98	6.75	43	25-Jun-09	31	11.69	11.31
8	25-Jul-06	30	7.00	7.00	44	25-Jul-09	30	11.69	11.69
9	25-Aug-06	31	7.12	6.89	45	25-Aug-09	31	11.70	11.32
10	25-Sep-06	31	7.25	7.02	46	25-Sep-09	31	11.74	11.36
11	25-Oct-06	30	7.27	7.27	47	25-Oct-09	30	11.83	11.83
12	25-Nov-06	31	7.27	7.04	48	25-Nov-09	31	11.84	11.46
13	25-Dec-06	30	7.29	7.29	49	25-Dec-09	30	11.84	11.84
14	25-Jan-07	31	7.31	7.07	50	25-Jan-10	31	11.84	11.46
15	25-Feb-07	31	7.35	7.11	51	25-Feb-10	31	11.84	11.46
16	25-Mar-07	28	7.41	7.94	52	25-Mar-10	28	11.85	12.70
17	25-Apr-07	31	7.43	7.19	53	25-Apr-10	31	11.87	11.48
18	25-May-07	30	7.44	7.44	54	25-May-10	30	11.87	11.87
19	25-Jun-07	31	7.45	7.21	55	25-Jun-10	31	11.88	11.49
20	25-Jul-07	30	7.54	7.54	56	25-Jul-10	30	11.92	11.92
21	25-Aug-07	31	7.87	7.62	57	25-Aug-10	31	11.94	11.55
22	25-Sep-07	31	8.97	8.68	58	25-Sep-10	31	12.05	11.66
23	25-Oct-07	30	9.46	9.46	59	25-Oct-10	30	12.22	12.22
24	25-Nov-07	31	9.50	9.19	60	25-Nov-10	31	12.22	11.83
25	25-Dec-07	30	9.50	9.50	61	25-Dec-10	30	12.22	12.22
26	25-Jan-08	31	9.53	9.22	62	25-Jan-11	31	12.23	11.84
27	25-Feb-08	31	9.64	9.33	63	25-Feb-11	31	12.23	11.84
28	25-Mar-08	29	9.91	10.25	64	25-Mar-11	28	12.23	13.11
29	25-Apr-08	31	10.13	9.80	65	25-Apr-11	31	12.24	11.84
30	25-May-08	30	10.14	10.14	66	25-May-11	30	12.24	12.24
31	25-Jun-08	31	10.17	9.84	67	25-Jun-11	31	12.24	11.84
32	25-Jul-08	30	10.21	10.21	68	25-Jul-11	30	12.24	12.24
33	25-Aug-08	31	10.43	10.09	69	25-Aug-11	31	12.24	11.84
34	25-Sep-08	31	10.86	10.51	70	25-Sep-11	31	12.24	11.85
35	25-Oct-08	30	11.25	11.25	71	25-Oct-11	30	12.24	12.24
36	25-Nov-08	31	11.28	10.92	72	25-Nov-11	31	12.24	11.85 ***

*Assumes each underlying collateral index remains constant at 20% and pricing speed of 30% CPR.
**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.
***Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.85%.

NET FUNDS CAP (CONTINUED)*

Subordinate Net Funds Cap (applicable to the Class M-1, M-2, M-3, M-4, and M-5 Certificates)

Period	Distribution Date	Day Count	Cap 30/360 (%)	Cap Act/360 (%)**
1	25-Dec-05	25	6.25	7.50
2	25-Jan-06	31	6.30	6.09
3	25-Feb-06	31	6.40	6.19
4	25-Mar-06	28	6.49	6.96
5	25-Apr-06	31	6.55	6.33
6	25-May-06	30	6.55	6.55
7	25-Jun-06	31	6.59	6.38
8	25-Jul-06	30	6.61	6.61
9	25-Aug-06	31	6.69	6.47
10	25-Sep-06	31	6.77	6.55
11	25-Oct-06	30	6.78	6.78
12	25-Nov-06	31	6.79	6.57
13	25-Dec-06	30	6.80	6.80
14	25-Jan-07	31	6.81	6.59
15	25-Feb-07	31	6.84	6.61
16	25-Mar-07	28	6.87	7.36
17	25-Apr-07	31	6.89	6.66
18	25-May-07	30	6.89	6.89
19	25-Jun-07	31	6.90	6.68
20	25-Jul-07	30	6.96	6.96
21	25-Aug-07	31	7.18	6.94
22	25-Sep-07	31	7.89	7.63
23	25-Oct-07	30	8.20	8.20
24	25-Nov-07	31	8.23	7.96
25	25-Dec-07	30	8.23	8.23
26	25-Jan-08	31	8.25	7.98
27	25-Feb-08	31	8.32	8.05
28	25-Mar-08	29	8.50	8.79
29	25-Apr-08	31	8.64	8.36
30	25-May-08	30	8.65	8.65
31	25-Jun-08	31	8.67	8.39
32	25-Jul-08	30	8.71	8.71
33	25-Aug-08	31	8.93	8.65
34	25-Sep-08	31	9.37	9.06
35	25-Oct-08	30	9.76	9.76
36	25-Nov-08	31	9.82	9.50
37	25-Dec-08	30	9.82	9.82
38	25-Jan-09	31	9.83	9.51
39	25-Feb-09	31	9.88	9.56
40	25-Mar-09	28	10.01	10.72
41	25-Apr-09	31	10.14	9.81
42	25-May-09	30	10.15	10.15
43	25-Jun-09	31	10.15	9.83
44	25-Jul-09	30	10.16	10.16
45	25-Aug-09	31	10.17	9.84
46	25-Sep-09	31	10.21	9.88
47	25-Oct-09	30	10.32	10.32
48	25-Nov-09	31	10.32	9.99
49	25-Dec-09	30	10.33	10.33
50	25-Jan-10	31	10.33	9.99
51	25-Feb-10	31	10.33	10.00
52	25-Mar-10	28	10.35	11.09
53	25-Apr-10	31	10.37	10.04
54	25-May-10	30	10.38	10.38
55	25-Jun-10	31	10.40	10.06
56	25-Jul-10	30	10.46	10.46
57	25-Aug-10	31	10.69	10.35
58	25-Sep-10	31	11.35	10.99
59	25-Oct-10	30	11.89	11.89
60	25-Nov-10	31	11.93	11.54
61	25-Dec-10	30	11.93	11.93
62	25-Jan-11	31	11.94	11.55
63	25-Feb-11	31	11.94	11.56
64	25-Mar-11	28	11.96	12.81
65	25-Apr-11	31	11.97	11.59
66	25-May-11	30	11.97	11.97
67	25-Jun-11	31	11.98	11.59
68	25-Jul-11	30	11.98	11.98
69	25-Aug-11	31	11.98	11.59
70	25-Sep-11	31	11.99	11.60
71	25-Oct-11	30	11.99	11.99
72	25-Nov-11	31	11.99	11.60 ***

*Assumes each underlying collateral index remains constant at 20% and pricing speed of 25% CPR.
**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.
***Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.60%.

EXHIBIT C

(Cap Agreement)

CAP AGREEMENT

Class IV-A-1 Cap Agreement

Period	Distribution Date	Scheduled Notional Amount ($)	Strike Rate (%)	Ceiling (%)
1	12/25/2005	372,597,712.76	7.47	10.74
2	1/25/2006	360,447,447.84	6.05	10.74
3	2/25/2006	348,654,297.99	6.20	10.74
4	3/25/2006	337,208,712.33	7.05	10.74
5	4/25/2006	326,099,869.78	6.42	10.74
6	5/25/2006	315,317,369.26	6.65	10.74
7	6/25/2006	304,851,750.36	6.49	10.74
8	7/25/2006	294,694,180.57	6.74	10.74
9	8/25/2006	284,834,993.21	6.63	10.74
10	9/25/2006	275,265,742.02	6.75	10.74
11	10/25/2006	265,977,839.45	7.01	10.74
12	11/25/2006	256,962,789.32	6.77	10.74
13	12/25/2006	248,212,583.83	7.03	10.74
14	1/25/2007	239,719,529.92	6.81	10.74
15	2/25/2007	231,475,947.60	6.85	10.74
16	3/25/2007	223,474,644.72	7.67	10.74
17	4/25/2007	215,708,507.20	6.92	10.74
18	5/25/2007	208,170,718.20	7.17	10.74
19	6/25/2007	200,854,301.23	6.94	10.74
20	7/25/2007	193,752,870.98	7.27	10.74
21	8/25/2007	186,859,730.81	7.36	10.74
22	9/25/2007	180,169,497.28	8.42	10.74
23	10/25/2007	173,678,681.76	9.19	10.74
24	11/25/2007	167,381,158.27	8.93	10.74
25	12/25/2007	161,268,480.62	9.24	10.74
26	1/25/2008	155,335,293.45	8.95	10.74
27	2/25/2008	149,576,479.36	9.06	10.74
28	3/25/2008	143,987,047.75	9.98	10.74
29	4/25/2008	138,562,329.92	9.54	10.74
30	5/25/2008	133,297,819.00	9.88	10.74
31	6/25/2008	128,187,955.68	9.57	10.74
32	7/25/2008	123,228,461.31	9.95	10.74
33	8/25/2008	118,414,669.97	9.83	10.74
34	9/25/2008	113,742,689.92	10.25	10.74
35	10/25/2008	0.00	10.98	10.74
36	11/25/2008	104,808,420.89	10.65	10.74
37	12/25/2008	0.00	11.02	10.74
38	1/25/2009	100,537,578.75	10.67	10.74
39	2/25/2009	100,537,578.75	10.73	10.74

Class IV-A-2 Cap Agreement

Period	Distribution Date	Scheduled Notional Amount ($)	Strike Rate (%)	Ceiling (%)
1	12/25/2005	41,399,745.86	7.41	10.68
2	1/25/2006	40,049,716.42	5.99	10.68
3	2/25/2006	38,739,366.44	6.14	10.68
4	3/25/2006	37,467,634.70	6.99	10.68
5	4/25/2006	36,233,318.86	6.36	10.68
6	5/25/2006	35,035,263.25	6.59	10.68
7	6/25/2006	33,872,416.71	6.43	10.68
8	7/25/2006	32,743,797.84	6.68	10.68
9	8/25/2006	31,648,332.58	6.57	10.68
10	9/25/2006	30,585,082.45	6.69	10.68
11	10/25/2006	29,553,093.27	6.95	10.68
12	11/25/2006	28,551,421.03	6.71	10.68
13	12/25/2006	27,579,175.98	6.97	10.68
14	1/25/2007	26,635,503.32	6.75	10.68
15	2/25/2007	25,719,549.73	6.79	10.68
16	3/25/2007	24,830,516.08	7.61	10.68
17	4/25/2007	23,967,611.91	6.86	10.68
18	5/25/2007	23,130,079.80	7.11	10.68
19	6/25/2007	22,317,144.58	6.88	10.68
20	7/25/2007	21,528,096.77	7.21	10.68
21	8/25/2007	20,762,192.31	7.30	10.68
22	9/25/2007	20,018,833.03	8.36	10.68
23	10/25/2007	19,297,631.31	9.13	10.68
24	11/25/2007	18,597,906.47	8.87	10.68
25	12/25/2007	17,918,720.07	9.18	10.68
26	1/25/2008	17,259,477.05	8.89	10.68
27	2/25/2008	16,619,608.82	9.00	10.68
28	3/25/2008	15,998,560.86	9.92	10.68
29	4/25/2008	15,395,814.43	9.48	10.68
30	5/25/2008	14,810,868.78	9.82	10.68
31	6/25/2008	14,243,106.19	9.51	10.68
32	7/25/2008	13,692,051.26	9.89	10.68
33	8/25/2008	13,157,185.55	9.77	10.68
34	9/25/2008	12,638,076.66	10.19	10.68
35	10/25/2008	0.00	10.92	10.68
36	11/25/2008	11,645,380.10	10.59	10.68
37	12/25/2008	0.00	10.96	10.68
38	1/25/2009	11,170,842.08	10.61	10.68
39	2/25/2009	11,170,842.08	10.67	10.68

EXHIBIT D

(Collateral Details)

COLLATERAL DETAILS

MORTGAGE PROGRAMS

GROUPS I - IV

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
1 MO LIBOR	1.35	9,534,493.39	6.017	1	2.750	1.000	1.000	3.981
6 MO LIBOR	10.98	77,706,026.69	6.067	3	3.106	2.638	2.055	6.523
1 YR LIBOR	3.65	25,787,696.26	6.071	8	3.602	2.016	1.984	6.010
2/1 LIBOR	1.43	10,092,565.68	6.812	21	3.990	3.000	1.000	5.072
2/6 LIBOR	35.89	253,915,385.77	6.794	21	3.684	3.225	1.152	5.666
3/1 LIBOR	1.12	7,951,698.23	5.963	32	3.053	3.950	1.536	5.863
3/6 LIBOR	16.47	116,538,752.86	6.591	33	3.606	3.824	1.565	5.881
5/1 LIBOR	2.92	20,689,014.48	5.682	57	2.725	4.787	1.620	5.000
5/6 LIBOR	26.18	185,233,625.31	6.473	57	2.803	5.387	1.461	5.620
Total:	**100.00**	**707,449,258.67**	**6.518**	**31**	**3.331**	**3.802**	**1.444**	**5.748**

GROUP I

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
3/1 LIBOR	7.99	5,854,948.89	5.520	32	2.797	4.290	1.727	5.891
3/6 LIBOR	92.01	67,421,300.86	6.057	33	3.399	4.137	1.525	5.876
Total:	**100.00**	**73,276,249.75**	**6.014**	**33**	**3.351**	**4.149**	**1.541**	**5.877**

GROUP II

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
5/1 LIBOR	14.37	13,118,642.14	5.345	58	2.505	4.875	1.794	5.000
5/6 LIBOR	85.63	78,144,759.97	6.214	57	2.733	5.344	1.411	5.615
Total:	**100.00**	**91,263,402.11**	**6.089**	**57**	**2.700**	**5.276**	**1.466**	**5.527**

COLLATERAL DETAILS (CONTINUED)

GROUP III

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
5/1 LIBOR	7.31	6,120,705.95	5.995	57	3.176	4.568	1.396	5.000
5/6 LIBOR	92.69	77,625,062.64	6.335	57	2.704	5.473	1.577	5.669
Total:	**100.00**	**83,745,768.59**	**6.310**	**57**	**2.739**	**5.406**	**1.564**	**5.620**

GROUP IV

Program	Percentage by Aggregrate Cut-off Date Principal Balances	Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
1 MO LIBOR	2.08	9,534,493.39	6.017	1	2.750	1.000	1.000	3.981
6 MO LIBOR	16.92	77,706,026.69	6.067	3	3.106	2.638	2.055	6.523
1 YR LIBOR	5.62	25,787,696.26	6.071	8	3.602	2.016	1.984	6.010
2/1 LIBOR	2.20	10,092,565.68	6.812	21	3.990	3.000	1.000	5.072
2/6 LIBOR	55.30	253,915,385.77	6.794	21	3.684	3.225	1.152	5.666
3/1 LIBOR	0.46	2,096,749.34	7.198	32	3.765	3.000	1.000	5.782
3/6 LIBOR	10.70	49,117,452.00	7.324	33	3.890	3.395	1.619	5.888
5/1 LIBOR	0.32	1,449,666.39	7.409	57	2.813	4.912	1.000	5.000
5/6 LIBOR	6.42	29,463,802.70	7.519	57	3.249	5.280	1.290	5.505
Total:	**100.00**	**459,163,838.22**	**6.721**	**21**	**3.561**	**3.161**	**1.403**	**5.794**

Current Mortgage Rates of the Mortgage Loans

Current Mortgage Rates of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
2.751 - 3.000	0.00	0.00	0.00	0.21	0.14
3.751 - 4.000	0.00	0.00	0.00	0.21	0.13
4.251 - 4.500	0.53	1.04	0.00	0.11	0.26
4.501 - 4.750	0.64	0.77	0.00	0.45	0.46
4.751 - 5.000	5.20	6.19	0.00	1.63	2.40
5.001 - 5.250	4.42	6.03	1.86	1.90	2.69
5.251 - 5.500	9.97	4.53	4.23	4.10	4.78
5.501 - 5.750	12.80	10.81	10.08	5.95	7.77
5.751 - 6.000	13.09	26.05	16.10	9.68	12.91
6.001 - 6.250	16.50	5.69	14.91	7.46	9.05
6.251 - 6.500	22.99	6.85	20.82	10.85	12.77
6.501 - 6.750	13.85	21.04	14.11	11.81	13.49
6.751 - 7.000	0.00	11.00	17.88	11.40	10.94
7.001 - 7.250	0.00	0.00	0.00	9.64	6.26
7.251 - 7.500	0.00	0.00	0.00	8.51	5.52
7.501 - 7.750	0.00	0.00	0.00	6.20	4.02
7.751 - 8.000	0.00	0.00	0.00	4.22	2.74
8.001 - 8.250	0.00	0.00	0.00	2.83	1.84
8.251 - 8.500	0.00	0.00	0.00	1.43	0.93
8.501 - 8.750	0.00	0.00	0.00	0.80	0.52
8.751 - 9.000	0.00	0.00	0.00	0.51	0.33
9.001 - 9.250	0.00	0.00	0.00	0.03	0.02
9.251 - 9.500	0.00	0.00	0.00	0.01	0.01
10.501 - 10.750	0.00	0.00	0.00	0.06	0.04
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	4.500	4.500	5.125	2.990	2.990
Maximum	6.625	7.000	7.000	10.540	10.540
Weighted Average	6.014	6.089	6.310	6.721	6.518

Current Net Mortgage Rates of the Mortgage Loans

Current Net Mortgage Rates of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
2.501 - 2.750	0.00	0.00	0.00	0.21	0.14
3.501 - 3.750	0.00	0.00	0.00	0.21	0.13
4.001 - 4.250	0.53	1.04	0.00	0.14	0.28
4.251 - 4.500	0.64	0.77	0.00	0.52	0.50
4.501 - 4.750	5.52	6.19	0.00	1.77	2.52
4.751 - 5.000	4.69	6.03	1.86	2.02	2.79
5.001 - 5.250	9.97	4.53	4.23	4.02	4.73
5.251 - 5.500	12.80	10.81	10.08	7.11	8.53
5.501 - 5.750	12.51	26.05	16.10	8.76	12.25
5.751 - 6.000	16.50	5.69	14.91	7.59	9.13
6.001 - 6.250	22.99	6.85	20.82	10.64	12.63
6.251 - 6.500	13.85	21.04	14.11	11.90	13.54
6.501 - 6.750	0.00	11.00	17.88	11.03	10.70
6.751 - 7.000	0.00	0.00	0.00	9.73	6.32
7.001 - 7.250	0.00	0.00	0.00	8.51	5.52
7.251 - 7.500	0.00	0.00	0.00	5.98	3.88
7.501 - 7.750	0.00	0.00	0.00	4.19	2.72
7.751 - 8.000	0.00	0.00	0.00	2.83	1.84
8.001 - 8.250	0.00	0.00	0.00	1.43	0.93
8.251 - 8.500	0.00	0.00	0.00	0.80	0.52
8.501 - 8.750	0.00	0.00	0.00	0.51	0.33
8.751 - 9.000	0.00	0.00	0.00	0.03	0.02
9.001 - 9.250	0.00	0.00	0.00	0.01	0.01
10.251 - 10.500	0.00	0.00	0.00	0.06	0.04
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	4.240	4.240	4.865	2.730	2.730
Maximum	6.365	6.740	6.740	10.280	10.280
Weighted Average	5.748	5.829	6.050	6.445	6.247

Principal Balances of the Mortgage Loans at Origination

Principal Balances of the Mortgage Loans at Origination	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
Less than or equal to 25,000.00	0.00	0.00	0.00	0.00	0.00
25,000.01 - 50,000.00	0.00	0.00	0.04	0.14	0.10
50,000.01 - 75,000.00	0.09	0.00	0.51	0.68	0.51
75,000.01 - 100,000.00	0.39	0.00	2.40	1.65	1.40
100,000.01 - 125,000.00	2.12	0.00	3.88	2.84	2.52
125,000.01 - 150,000.00	3.25	0.00	7.07	3.40	3.38
150,000.01 - 175,000.00	3.34	0.00	9.22	3.81	3.91
175,000.01 - 200,000.00	7.65	0.00	8.52	5.74	5.53
200,000.01 - 225,000.00	6.11	0.00	12.12	5.32	5.52
225,000.01 - 250,000.00	7.70	0.00	8.87	6.07	5.78
250,000.01 - 275,000.00	8.94	0.00	13.51	6.56	6.78
275,000.01 - 350,000.00	15.12	0.00	26.77	14.24	13.98
350,000.01 - 450,000.00	16.17	17.45	4.77	13.36	13.16
450,000.01 - 550,000.00	8.04	23.31	2.32	11.31	11.45
550,000.01 - 650,000.00	4.02	18.47	0.00	7.97	7.97
650,000.01 - 750,000.00	2.88	7.02	0.00	3.98	3.79
750,000.01 - 850,000.00	3.33	9.63	0.00	3.16	3.64
850,000.01 - 950,000.00	4.99	4.95	0.00	3.14	3.19
Greater than or equal to 950,000.01	5.85	19.17	0.00	6.63	7.38
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	69,600.00	364,000.00	36,720.00	19,545.00	19,545.00
Maximum	1,365,000.00	1,600,000.00	504,000.00	1,989,900.00	1,989,900.00
Average	296,783.23	608,668.33	212,099.02	289,087.19	297,246.69

Cut-off Date Principal Balances of the Mortgage Loans

Cut-off Date Principal Balances of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
Less than or equal to 25,000.00	0.00	0.00	0.00	0.00	0.00
25,000.01 - 50,000.00	0.00	0.00	0.04	0.14	0.10
50,000.01 - 75,000.00	0.09	0.00	0.51	0.68	0.51
75,000.01 - 100,000.00	0.39	0.00	2.40	1.65	1.40
100,000.01 - 125,000.00	2.12	0.00	3.88	2.84	2.52
125,000.01 - 150,000.00	3.25	0.00	7.07	3.40	3.38
150,000.01 - 175,000.00	3.34	0.00	9.22	3.89	3.96
175,000.01 - 200,000.00	7.65	0.00	8.52	5.67	5.48
200,000.01 - 225,000.00	6.11	0.00	12.12	5.32	5.52
225,000.01 - 250,000.00	7.70	0.00	8.87	6.07	5.78
250,000.01 - 275,000.00	8.94	0.00	13.51	6.62	6.82
275,000.01 - 350,000.00	15.12	0.00	26.77	14.18	13.94
350,000.01 - 450,000.00	16.17	17.45	4.77	13.36	13.16
450,000.01 - 550,000.00	8.04	23.31	2.32	11.31	11.45
550,000.01 - 650,000.00	4.02	18.47	0.00	7.97	7.97
650,000.01 - 750,000.00	2.88	7.02	0.00	3.98	3.79
750,000.01 - 850,000.00	3.33	9.63	0.00	3.16	3.64
850,000.01 - 950,000.00	4.99	4.95	0.00	3.14	3.19
Greater than or equal to 950,000.01	5.85	19.17	0.00	6.63	7.38
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	69,600.00	363,371.44	36,658.14	19,545.00	19,545.00
Maximum	1,364,999.99	1,600,000.00	503,576.58	1,989,900.00	1,989,900.00
Average	296,664.98	608,422.68	212,014.60	288,964.03	297,122.75

Original Terms of the Mortgage Loans

Original Terms of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
360	100.00	100.00	100.00	100.00	100.00
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	360	360	360	360	360
Maximum	360	360	360	360	360
Weighted Average	360	360	360	360	360

Stated Remaining Terms of the Mortgage Loans

Stated Remaining Terms of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
300 - 340	0.00	0.00	0.00	0.08	0.05
341 - 360	100.00	100.00	100.00	99.92	99.95
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	353	354	352	337	337
Maximum	359	359	360	359	360
Weighted Average	357	357	357	357	357

Months Since Origination of the Mortgage Loans

Months Since Origination of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
0	0	0	0.39	0	0.05
1	5.35	2.27	2.95	1.81	2.37
2	40.60	29.95	35.50	27.56	30.16
3	32.95	46.17	41.36	43.09	42.23
4 - 6	20.88	21.61	19.45	26.17	24.24
7 - 9	0.21	0.00	0.35	0.81	0.59
10 - 12	0.00	0.00	0.00	0.18	0.12
Greater than or equal to 13	0.00	0.00	0.00	0.38	0.25
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	1	1	0	1	0
Maximum	7	6	8	23	23
Weighted Average	3	3	3	3	3

Original Interest Only Terms of the Mortgage Loans

Original Interest Only Terms of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
0	10.61	15.61	15.88	14.49	14.39
12	0.00	0.00	0.00	0.20	0.13
24	0.00	0.00	0.00	2.65	1.72
36	6.72	0.00	0.37	0.13	0.83
60	17.04	17.22	11.74	20.36	18.59
120	65.63	67.17	72.02	62.18	64.35
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	36	60	36	12	12
Maximum	120	120	120	120	120
Non-zero Weighted Average	102	108	111	102	104

Original Prepay Penalty Terms of the Mortgage Loans

Original Prepay Penalty Terms of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
0	21.98	29.28	32.15	27.87	27.95
6	2.77	9.88	2.39	11.36	9.22
7	0.00	6.00	4.87	0.96	1.97
12	9.74	6.90	3.78	13.09	10.84
24	8.35	21.97	17.85	31.90	26.52
36	55.97	24.22	36.19	13.94	22.25
60	1.18	1.76	2.77	0.87	1.24
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	6	6	6	6	6
Maximum	60	60	60	60	60
Non-zero Weighted Average	31	24	29	22	24
Non-zero Weighted Average (Remaining Prepay Penalty Terms)	28	21	26	18	21

Credit Scores of the Mortgage Loans

Credit Scores of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
Not Available	1.50	0.00	0.38	0.65	0.62
1 - 580	0.00	0.00	0.00	0.08	0.05
581 - 600	0.00	0.00	0.32	0.24	0.19
601 - 620	0.45	1.64	0.30	1.35	1.17
621 - 640	6.34	4.24	6.38	10.31	8.65
641 - 660	3.26	15.56	10.31	13.09	12.06
661 - 680	19.09	13.97	12.92	15.57	15.42
681 - 700	17.46	23.63	19.91	17.00	18.25
701 - 720	18.16	15.36	12.87	12.61	13.57
721 - 740	10.46	4.47	10.94	11.39	10.35
741 - 760	10.72	8.78	10.93	8.89	9.30
761 - 780	4.73	4.48	7.36	5.27	5.36
781 - 800	6.09	6.26	5.55	2.17	3.50
Greater than or equal to 801	1.74	1.60	1.80	1.38	1.50
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	613	617	595	527	527
Maximum	825	813	807	817	825
Non-zero Weighted Average	707	699	707	695	698

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratios of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
Less than oe equal to 50.00	0.96	6.68	3.13	0.76	1.82
50.01 - 55.00	1.06	1.45	1.33	0.69	0.90
55.01 - 60.00	1.43	6.59	2.43	2.34	2.80
60.01 - 65.00	4.47	18.05	6.45	4.83	6.69
65.01 - 70.00	29.04	29.80	18.43	17.17	20.18
70.01 - 75.00	7.87	4.89	5.31	6.86	6.53
75.01 - 80.00	54.60	31.83	61.87	65.30	59.47
80.01 - 85.00	0.27	0.00	0.39	0.42	0.35
85.01 - 90.00	0.31	0.71	0.39	1.38	1.06
90.01 - 95.00	0.00	0.00	0.27	0.19	0.16
95.01 - 100.00	0.00	0.00	0.00	0.07	0.05
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	50.00	26.88	16.00	16.04	16.00
Maximum	90.00	89.66	95.00	100.00	100.00
Weighted Average	74.90	69.29	74.75	76.22	75.02

Documentation Type of the Mortgage Loans

Documentation Type of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
Full (I-A)	15.21	23.69	20.88	8.57	12.67
Alternate	0.00	1.71	2.10	0.50	0.79
Reduced with VOA (A-SI)	37.72	39.79	43.56	46.31	44.25
No Ratio (A-NI)	27.36	11.59	14.98	18.82	18.32
Stated/Stated with Vvoe	7.18	5.21	6.32	10.99	9.29
None (NI-NA)	12.53	18.01	12.16	14.81	14.67
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Loan Purpose of the Mortgage Loans

Loan Purpose of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
Purchase	79.55	46.88	70.38	80.22	74.68
Refi-Cash Out	14.46	42.42	23.42	17.65	21.19
Refi-Rate/Term	5.99	10.70	6.20	2.14	4.12
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy Status of the Mortgage Loans

Occupancy Status of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
Owner-Occupied	71.86	80.45	56.35	59.73	63.26
Investor	20.20	15.22	34.78	33.22	29.73
Second Home	7.94	4.34	8.87	7.04	7.00
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Property Type of the Mortgage Loans

Property Type of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
PUD Attached	25.18	12.98	21.84	15.34	16.83
PUD Detached	8.74	12.14	10.08	10.68	10.59
Single Family	50.52	59.20	44.57	53.30	52.74
Condo (Low Rise)	7.78	3.94	8.97	8.15	7.66
Condo (Hi Rise)	0.31	0.00	0.00	1.20	0.81
2-Family	2.16	4.82	6.39	5.25	5.01
3-Family	2.64	3.30	4.95	2.48	2.89
4-Family	2.67	3.63	2.76	3.36	3.25
Townhouse	0.00	0.00	0.44	0.09	0.11
Coop	0.00	0.00	0.00	0.16	0.10
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Geographic Distribution of the Mortgage Loans

Geographic Distribution of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
California	42.58	58.92	21.39	40.19	40.63
Nevada	26.00	7.03	17.81	9.60	11.94
Florida	7.90	4.67	7.60	9.30	8.36
Arizona	7.30	5.91	12.67	4.82	6.14
Virgina	0.72	3.79	1.80	7.16	5.42
New York	1.91	6.53	6.98	4.08	4.51
New Jersey	0.00	3.10	4.19	3.95	3.46
Maryland	0.49	1.01	1.81	4.70	3.44
Massachusetts	0.00	1.52	4.07	2.31	2.18
Hawaii	2.65	1.62	2.27	1.32	1.61
Other	10.43	5.92	19.43	12.57	12.30
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Months to Next Rate Adjustment Date of the Mortgage Loans

Months to Next Rate Adjustment Date of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
1	0.00	0.00	0.00	3.77	2.45
2	0.00	0.00	0.00	5.80	3.76
3	0.00	0.00	0.00	6.34	4.12
4 - 6	0.00	0.00	0.00	3.17	2.06
7 - 12	0.00	0.00	0.00	5.85	3.80
13 - 24	0.00	0.00	0.00	57.21	37.13
25 - 36	100.00	0.00	0.00	11.13	17.58
37 - 60	0.00	100.00	100.00	6.73	29.11
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	29	54	52	1	1
Maximum	35	59	60	59	60
Weighted Average	33	57	57	21	31

First Periodic Rate Caps of the Mortgage Loans

First Periodic Rate Caps of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
0.751 - 1.000	0.00	0.00	0.33	11.27	7.36
1.251 - 1.500	0.00	0.00	0.00	0.02	0.01
1.751 - 2.000	19.68	0.00	0.30	17.35	13.33
2.751 - 3.000	34.31	4.26	4.74	49.17	36.58
3.251 - 3.500	0.00	0.00	0.00	0.17	0.11
3.751 - 4.000	0.00	0.00	0.00	0.20	0.13
4.751 - 5.000	3.41	59.59	42.30	9.79	19.40
5.751 - 6.000	42.60	36.15	52.33	11.95	23.02
6.501 - 6.750	0.00	0.00	0.00	0.09	0.06
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	2.000	3.000	1.000	1.000	1.000
Maximum	6.000	6.000	6.000	6.625	6.625
Weighted Average	4.149	5.276	5.406	3.161	3.802

Subsequent Periodic Rate Caps of the Mortgage Loans

Subsequent Periodic Rate Caps of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
0.751 - 1.000	45.88	53.41	43.59	74.04	64.85
1.751 - 2.000	54.12	46.59	56.41	22.39	32.83
5.001 - 5.250	0.00	0.00	0.00	0.02	0.02
5.501 - 5.750	0.00	0.00	0.00	0.09	0.06
5.751 - 6.000	0.00	0.00	0.00	3.36	2.18
6.501 - 6.750	0.00	0.00	0.00	0.09	0.06
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	1.000	1.000	1.000	1.000	1.000
Maximum	2.000	2.000	2.000	6.625	6.625
Non-zero Weighted Average	1.541	1.466	1.564	1.403	1.444

Lifetime Rate Caps of the Mortgage Loans

Lifetime Rate Caps of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
1.751 - 2.000	0.40	0.00	0.00	0.09	0.10
2.751 - 3.000	0.77	0.00	0.00	0.22	0.22
3.001 - 3.250	0.00	0.00	0.00	0.17	0.11
3.251 - 3.500	0.00	0.00	0.00	0.41	0.26
3.501 - 3.750	0.00	0.00	0.00	0.26	0.17
4.001 - 4.250	0.00	0.00	0.00	0.86	0.56
4.501 - 4.750	0.00	0.00	0.00	0.53	0.35
4.751 - 5.000	8.37	47.31	38.01	24.54	27.40
5.001 - 5.250	0.00	0.00	0.00	0.21	0.13
5.251 - 5.500	0.00	0.00	0.00	0.42	0.27
5.501 - 5.750	0.00	0.00	0.00	0.17	0.11
5.751 - 6.000	90.46	52.69	61.99	67.73	67.47
6.001 - 6.250	0.00	0.00	0.00	1.04	0.68
6.251 - 6.500	0.00	0.00	0.00	0.70	0.46
6.501 - 6.750	0.00	0.00	0.00	0.09	0.06
6.751 - 7.000	0.00	0.00	0.00	0.13	0.09
7.001 - 7.250	0.00	0.00	0.00	0.12	0.08
7.251 - 7.500	0.00	0.00	0.00	0.03	0.02
7.751 - 8.000	0.00	0.00	0.00	1.13	0.73
11.751 - 12.000	0.00	0.00	0.00	1.13	0.73
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	2.000	5.000	5.000	2.000	2.000
Maximum	6.000	6.000	6.000	12.000	12.000
Weighted Average	5.877	5.527	5.620	5.794	5.748

Gross Margins of the Mortgage Loans

Gross Margins of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
1.251 - 1.500	0.00	0.00	0.00	0.18	0.12
1.501 - 1.750	0.00	0.00	0.00	0.09	0.06
1.751 - 2.000	0.00	0.00	0.00	0.06	0.04
2.001 - 2.250	30.30	53.95	41.52	5.25	18.42
2.251 - 2.500	2.52	4.29	3.14	1.76	2.33
2.501 - 2.750	14.42	8.07	26.80	18.05	17.42
2.751 - 3.000	5.70	5.20	7.72	16.96	13.18
3.001 - 3.250	5.55	8.50	4.24	5.88	5.99
3.251 - 3.500	11.17	8.44	8.09	7.98	8.38
3.501 - 3.750	1.89	7.61	2.25	4.84	4.59
3.751 - 4.000	1.15	3.04	3.33	13.67	9.78
4.001 - 4.250	0.00	0.49	1.10	1.91	1.43
4.251 - 4.500	0.00	0.00	0.00	6.19	4.02
4.501 - 4.750	0.00	0.00	0.00	1.18	0.76
4.751 - 5.000	27.29	0.42	1.83	15.52	13.17
5.001 - 5.250	0.00	0.00	0.00	0.05	0.04
5.501 - 5.750	0.00	0.00	0.00	0.11	0.07
5.751 - 6.000	0.00	0.00	0.00	0.10	0.06
6.001 - 6.250	0.00	0.00	0.00	0.06	0.04
6.251 - 6.500	0.00	0.00	0.00	0.08	0.05
7.501 - 7.750	0.00	0.00	0.00	0.01	0.01
7.751 - 8.000	0.00	0.00	0.00	0.04	0.03
9.001 - 9.250	0.00	0.00	0.00	0.02	0.01
Total:	100.00	100.00	100.00	100.00	100.00
Minimum	2.250	2.250	2.250	1.500	1.500
Maximum	5.000	5.000	5.000	9.050	9.050
Weighted Average	3.351	2.700	2.739	3.561	3.331

Minimum Mortgage Rates of the Mortgage Loans

Minimum Mortgage Rates of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
1.251 - 1.500	0.00	0.00	0.00	0.18	0.12
1.501 - 1.750	0.00	0.00	0.00	0.09	0.06
2.001 - 2.250	30.30	53.95	41.52	5.21	18.39
2.251 - 2.500	2.52	3.81	3.14	1.78	2.28
2.501 - 2.750	14.42	8.07	26.80	17.94	17.35
2.751 - 3.000	5.45	5.20	7.72	15.21	12.02
3.001 - 3.250	7.16	8.50	4.24	5.40	5.85
3.251 - 3.500	9.81	8.04	8.09	7.81	8.08
3.501 - 3.750	1.89	8.01	2.25	5.10	4.80
3.751 - 4.000	1.15	3.04	3.33	13.71	9.80
4.001 - 4.250	0.00	0.49	1.10	1.97	1.47
4.251 - 4.500	0.00	0.00	0.00	6.37	4.14
4.501 - 4.750	0.00	0.00	0.00	1.18	0.76
4.751 - 5.000	26.89	0.48	0.71	14.74	12.50
5.001 - 5.250	0.00	0.00	0.00	0.05	0.04
5.251 - 5.500	0.00	0.00	0.17	0.07	0.07
5.501 - 5.750	0.00	0.00	0.20	0.16	0.12
5.751 - 6.000	0.00	0.42	0.26	0.61	0.48
6.001 - 6.250	0.39	0.00	0.21	0.29	0.25
6.251 - 6.500	0.00	0.00	0.12	0.74	0.49
6.501 - 6.750	0.00	0.00	0.17	0.08	0.07
6.751 - 7.000	0.00	0.00	0.00	0.28	0.18
7.001 - 7.250	0.00	0.00	0.00	0.07	0.05
7.251 - 7.500	0.00	0.00	0.00	0.36	0.24
7.501 - 7.750	0.00	0.00	0.00	0.30	0.19
7.751 - 8.000	0.00	0.00	0.00	0.04	0.03
8.001 - 8.250	0.00	0.00	0.00	0.22	0.14
8.251 - 8.500	0.00	0.00	0.00	0.01	0.01
9.001 - 9.250	0.00	0.00	0.00	0.02	0.01
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	2.250	2.250	2.250	1.500	1.500
Maximum	6.250	5.875	6.750	9.050	9.050
Weighted Average	3.353	2.717	2.751	3.656	3.396

Maximum Mortgage Rates of the Mortgage Loans

Maximum Mortgage Rates of the Mortgage Loans	Group I Percentage by Aggregate Cut-off Date Principal Balance	Group II Percentage by Aggregate Cut-off Date Principal Balance	Group III Percentage by Aggregate Cut-off Date Principal Balance	Group IV Percentage by Aggregate Cut-off Date Principal Balance	Groups I-IV Percentage by Aggregate Cut-off Date Principal Balance
8.251 - 8.500	0.40	0.00	0.00	0.08	0.09
8.751 - 9.000	0.00	0.00	0.00	0.21	0.14
9.251 - 9.500	0.00	1.04	0.00	0.00	0.13
9.501 - 9.750	0.26	0.77	0.00	0.00	0.13
9.751 - 10.000	0.00	4.52	0.00	2.39	2.13
10.001 - 10.250	0.87	3.96	0.99	0.14	0.81
10.251 - 10.500	0.53	1.51	0.93	0.50	0.69
10.501 - 10.750	2.69	4.41	3.37	1.08	1.95
10.751 - 11.000	7.40	9.64	4.89	2.79	4.40
11.001 - 11.250	4.81	5.69	5.70	2.95	3.83
11.251 - 11.500	10.56	6.48	11.17	5.57	6.87
11.501 - 11.750	11.44	17.75	12.62	7.93	10.12
11.751 - 12.000	11.61	21.77	20.72	12.55	14.61
12.001 - 12.250	15.25	2.07	10.08	9.55	9.24
12.251 - 12.500	22.00	3.39	12.95	9.88	10.66
12.501 - 12.750	11.92	9.70	8.37	8.62	9.07
12.751 - 13.000	0.27	7.31	8.20	9.49	8.10
13.001 - 13.250	0.00	0.00	0.00	6.14	3.98
13.251 - 13.500	0.00	0.00	0.00	5.88	3.81
13.501 - 13.750	0.00	0.00	0.00	4.75	3.08
13.751 - 14.000	0.00	0.00	0.00	3.39	2.20
14.001 - 14.250	0.00	0.00	0.00	2.29	1.48
14.251 - 14.500	0.00	0.00	0.00	1.39	0.90
14.501 - 14.750	0.00	0.00	0.00	0.68	0.44
14.751 - 15.000	0.00	0.00	0.00	0.11	0.07
15.001 - 15.250	0.00	0.00	0.00	0.04	0.03
15.251 - 15.500	0.00	0.00	0.00	0.34	0.22
15.501 - 15.750	0.00	0.00	0.00	0.06	0.04
16.001 - 16.250	0.00	0.00	0.00	0.02	0.01
16.501 - 16.750	0.00	0.00	0.00	0.12	0.08
17.001 - 17.250	0.00	0.00	0.00	0.04	0.03
17.251 - 17.500	0.00	0.00	0.00	0.19	0.13
17.501 - 17.750	0.00	0.00	0.00	0.08	0.05
17.751 - 18.000	0.00	0.00	0.00	0.21	0.13
18.001 - 18.250	0.00	0.00	0.00	0.05	0.03
18.251 - 18.500	0.00	0.00	0.00	0.10	0.06
18.501 - 18.750	0.00	0.00	0.00	0.22	0.14
18.751 - 19.000	0.00	0.00	0.00	0.08	0.05
19.501 - 19.750	0.00	0.00	0.00	0.11	0.07
Total:	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**
Minimum	8.500	9.500	10.125	8.375	8.375
Maximum	13.000	13.000	13.000	19.625	19.625
Weighted Average	11.910	11.626	11.927	12.520	12.271

NAA-2005-AR6-VALUE - Price/Yield - M1

Balance	$33,305,000.00	Delay	0
Coupon	4.67	Dated	11/30/2005
Settle	11/30/2005	First Payment	12/25/2005

Price	*15 CPR*	*18 CPR*	*20 CPR*	*22 CPR*	*25 CPR*	*27 CPR*	*30 CPR*	*35 CPR*	*40 CPR*	*50 CPR*
	Disc Margin	**Disc Margin**	**Disc Margin**	**Disc Margin**	**Disc Margin**	**Disc Margin**	**Disc Margin**	**Disc Margin**	**Disc Margin**	**Disc Margin**
99-25	56.0	56.5	56.9	57.2	57.7	58.0	58.4	59.0	59.2	60.0
99-25+	55.8	56.3	56.6	56.9	57.4	57.7	58.1	58.5	58.8	59.5
99-26	55.6	56.0	56.3	56.6	57.0	57.3	57.7	58.1	58.4	59.0
99-26+	55.4	55.8	56.0	56.3	56.7	56.9	57.3	57.7	57.9	58.5
99-27	55.2	55.5	55.8	56.0	56.4	56.6	56.9	57.3	57.5	58.0
99-27+	55.0	55.3	55.5	55.7	56.0	56.2	56.5	56.8	57.0	57.5
99-28	54.7	55.0	55.2	55.4	55.7	55.9	56.1	56.4	56.6	57.0
99-28+	54.5	54.8	54.9	55.1	55.4	55.5	55.7	56.0	56.1	56.5
99-29	**54.3**	**54.5**	**54.7**	**54.8**	**55.0**	**55.1**	**55.3**	**55.6**	**55.7**	**56.0**
99-29+	54.1	54.3	54.4	54.5	54.7	54.8	54.9	55.1	55.2	55.5
99-30	53.9	54.0	54.1	54.2	54.3	54.4	54.6	54.7	54.8	55.0
99-30+	53.7	53.8	53.8	53.9	54.0	54.1	54.2	54.3	54.3	54.5
99-31	53.4	53.5	53.6	53.6	53.7	53.7	53.8	53.9	53.9	54.0
99-31+	53.2	53.3	53.3	53.3	53.3	53.4	53.4	53.4	53.4	53.5
100-00	53.0	53.0	53.0	53.0	53.0	53.0	53.0	53.0	53.0	53.0
100-00+	52.8	52.7	52.7	52.7	52.7	52.6	52.6	52.6	52.6	52.5
100-01	52.6	52.5	52.4	52.4	52.3	52.3	52.2	52.1	52.1	52.0
WAL	**8.91**	**7.42**	**6.63**	**5.98**	**5.25**	**4.88**	**4.44**	**4.00**	**3.79**	**3.32**
Payment Window	**Dec05 - Apr19**	**Dec05 - Mar17**	**Dec05 - Jan16**	**Dec05 - Jan15**	**Dec05 - Nov13**	**Dec05 - Mar13**	**Dec05 - Apr12**	**Dec05 - Mar11**	**Dec05 - May10**	**Dec05 - Mar09**
LIBOR_1MO	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140
LIBOR_6MO	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570
LIBOR_1YR	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838
Optional Redemption	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**	**Call (Y)**

NAA-2005-AR6-NEW2 - Price/Yield - 5PAR

PRELIMINARY

Balance	$41,143,066.36	Delay	24
Coupon*	5.43	Dated	11/1/2005
Settle	11/30/2005	First Payment	12/25/2005

***COUPON:IF CURMONTH LE 57 THEN MIN (5.43,#NETRATE2) ELSE #NETRATE2 - 0.55**
RUN TO CALL
Speeds: Group 2 - CPB; Groups 1, 3 & 4 - CPR

Speeds	***15***	***18***	***20***	***22***	***25***	***27***	***30***	***35***	***40***	***50***
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-28	5.406	5.399	5.394	5.390	5.382	5.376	5.367	5.349	5.326	5.262
99-29	5.395	5.387	5.382	5.376	5.367	5.361	5.350	5.330	5.305	5.232
99-30	5.383	5.375	5.369	5.363	5.353	5.346	5.334	5.312	5.283	5.202
99-31	5.372	5.363	5.356	5.349	5.338	5.330	5.318	5.293	5.261	5.172
100-00	5.361	5.351	5.343	5.336	5.324	5.315	5.301	5.274	5.239	5.141
100-01	5.350	5.338	5.331	5.323	5.310	5.300	5.285	5.256	5.218	5.111
100-02	5.338	5.326	5.318	5.309	5.295	5.285	5.268	5.237	5.196	5.081
100-03	5.327	5.314	5.305	5.296	5.281	5.270	5.252	5.218	5.174	5.051
100-04	**5.316**	**5.302**	**5.293**	**5.283**	**5.266**	**5.255**	**5.236**	**5.200**	**5.153**	**5.021**
100-05	5.305	5.290	5.280	5.269	5.252	5.240	5.219	5.181	5.131	4.991
100-06	5.293	5.278	5.267	5.256	5.238	5.224	5.203	5.162	5.109	4.961
100-07	5.282	5.266	5.254	5.242	5.223	5.209	5.187	5.144	5.088	4.931
100-08	5.271	5.254	5.242	5.229	5.209	5.194	5.170	5.125	5.066	4.901
100-09	5.260	5.242	5.229	5.216	5.195	5.179	5.154	5.107	5.045	4.871
100-10	5.249	5.230	5.216	5.203	5.180	5.164	5.138	5.088	5.023	4.841
100-11	5.237	5.218	5.204	5.189	5.166	5.149	5.122	5.069	5.002	4.811
100-12	5.226	5.205	5.191	5.176	5.152	5.134	5.105	5.051	4.980	4.781
Spread @ Center Price	**53.6**	**53.0**	**52.4**	**51.8**	**50.8**	**50.0**	**48.6**	**44.7**	**38.8**	**23.6**
WAL	3.15	2.91	2.76	2.63	2.43	2.30	2.12	1.85	1.57	1.11
LIBOR_1MO	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140
LIBOR_6MO	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570
LIBOR_1YR	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

N Mat	3MO	6MO	1YR	1.5YR	2YR	3YR	4YR	5YR
Yld	4.394	4.590	4.790	4.768	4.746	4.775	4.807	4.840

Exhibit 99.4

NAA-2005-AR6-CM-PAR - Price/Yield - IA1-PRE

Balance	**CONTACT DESK**	Delay	24
Coupon*	5.748	Dated	11/1/2005
Settle	11/30/2005	First Payment	12/25/2005

***Coupon: equals Group 1 net WAC**
RUN TO CALL
Speeds: Group 1 - CPB; Groups 2, 3 & 4 - CPR

Speeds	***15***	***18***	***20***	***22***	***25***	***27***	***30***	***35***	***40***	***50***
Price	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**
100-14	5.404	5.382	5.367	5.352	5.327	5.309	5.280	5.226	5.164	5.008
100-15	5.388	5.366	5.350	5.334	5.308	5.289	5.259	5.204	5.140	4.978
100-16	5.372	5.349	5.333	5.316	5.289	5.270	5.239	5.182	5.115	4.947
100-17	5.356	5.333	5.316	5.299	5.271	5.251	5.219	5.159	5.090	4.916
100-18	5.341	5.316	5.299	5.281	5.252	5.231	5.198	5.137	5.066	4.886
100-19	5.325	5.300	5.282	5.263	5.233	5.212	5.178	5.115	5.041	4.855
100-20	5.309	5.283	5.265	5.246	5.215	5.193	5.158	5.092	5.016	4.825
100-21	5.293	5.267	5.248	5.228	5.196	5.174	5.137	5.070	4.992	4.795
100-22	**5.278**	**5.250**	**5.231**	**5.210**	**5.178**	**5.154**	**5.117**	**5.048**	**4.967**	**4.764**
100-23	5.262	5.234	5.214	5.193	5.159	5.135	5.097	5.025	4.943	4.734
100-24	5.246	5.217	5.197	5.175	5.141	5.116	5.077	5.003	4.918	4.703
100-25	5.231	5.201	5.180	5.158	5.122	5.097	5.056	4.981	4.893	4.673
100-26	5.215	5.184	5.163	5.140	5.104	5.078	5.036	4.959	4.869	4.643
100-27	5.199	5.168	5.146	5.122	5.085	5.058	5.016	4.936	4.844	4.612
100-28	5.184	5.151	5.129	5.105	5.066	5.039	4.996	4.914	4.820	4.582
100-29	5.168	5.135	5.112	5.087	5.048	5.020	4.975	4.892	4.795	4.552
100-30	5.152	5.119	5.095	5.070	5.030	5.001	4.955	4.870	4.771	4.522
Spread @ Center Price	**44.6**	**42.2**	**40.5**	**38.7**	**35.9**	**33.9**	**30.6**	**24.4**	**17.0**	**-2.1**
WAL	2.16	2.05	1.98	1.91	1.81	1.75	1.65	1.50	1.35	1.08
LIBOR_1MO	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140
LIBOR_6MO	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570
LIBOR_1YR	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

N Mat	3MO	6MO	1YR	1.5YR	2YR	3YR	4YR	5YR
Yld	4.373	4.570	4.782	4.804	4.827	4.858	4.887	4.918

NAA-2005-AR6-CM-PAR - Price/Yield - 5PAR

PRELIMINARY

Balance	**CONTACT DESK**	Delay	24
Coupon*	5.52	Dated	11/1/2005
Settle	11/30/2005	First Payment	12/25/2005

***COUPON:IF CURMONTH LE 57 THEN MIN (5.52,#NETRATE2) ELSE #NETRATE2 - 0.55**
RUN TO CALL
Speeds: Group 2 - CPB; Groups 1, 3 & 4 - CPR

Speeds	***15***	***18***	***20***	***22***	***25***	***27***	***30***	***35***	***40***	***50***
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-28	5.495	5.488	5.484	5.479	5.471	5.465	5.455	5.437	5.414	5.348
99-29	5.484	5.476	5.471	5.465	5.456	5.449	5.439	5.418	5.392	5.318
99-30	5.473	5.464	5.458	5.452	5.442	5.434	5.422	5.400	5.370	5.288
99-31	5.461	5.452	5.445	5.438	5.427	5.419	5.406	5.381	5.349	5.257
100-00	5.450	5.440	5.432	5.425	5.413	5.404	5.390	5.362	5.327	5.227
100-01	5.439	5.428	5.420	5.412	5.398	5.389	5.373	5.344	5.305	5.197
100-02	5.428	5.415	5.407	5.398	5.384	5.374	5.357	5.325	5.283	5.167
100-03	5.416	5.403	5.394	5.385	5.369	5.358	5.340	5.306	5.262	5.137
100-04	5.405	5.391	5.381	5.371	5.355	5.343	5.324	5.287	5.240	5.107
100-05	5.394	5.379	5.369	5.358	5.341	5.328	5.308	5.269	5.218	5.077
100-06	5.383	5.367	5.356	5.345	5.326	5.313	5.291	5.250	5.197	5.047
100-07	5.371	5.355	5.343	5.331	5.312	5.298	5.275	5.232	5.175	5.017
100-08	5.360	5.343	5.331	5.318	5.297	5.283	5.259	5.213	5.154	4.987
100-09	5.349	5.331	5.318	5.305	5.283	5.268	5.242	5.194	5.132	4.957
100-10	5.338	5.319	5.305	5.291	5.269	5.252	5.226	5.176	5.110	4.927
100-11	5.327	5.306	5.292	5.278	5.254	5.237	5.210	5.157	5.089	4.897
100-12	5.315	5.294	5.280	5.265	5.240	5.222	5.193	5.138	5.067	4.867
Spread @ Center Price	**54.3**	**53.5**	**52.9**	**52.2**	**51.1**	**50.2**	**48.7**	**46.2**	**42.8**	**31.9**
WAL	3.15	2.91	2.76	2.63	2.43	2.30	2.12	1.85	1.57	1.11
LIBOR_1MO	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140
LIBOR_6MO	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570
LIBOR_1YR	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

N Mat	3MO	6MO	1YR	1.5YR	2YR	3YR	4YR	5YR
Yld	4.373	4.570	4.782	4.808	4.834	4.858	4.887	4.918

NAA-2005-AR6-CM-PAR - Price/Yield - [IA2-PAR]

PRELIMINARY

Balance	CONTACT DESK	Delay	24
Coupon*	5.328	Dated	11/1/2005
Settle	11/30/2005	First Payment	12/25/2005

*Coupon: equals Group 1 net WAC
RUN TO CALL
Speeds: Group 1 - CPB; Groups 2, 3 & 4 - CPR

Speeds	*15*	*18*	*20*	*22*	*25*	*27*	*30*	*35*	*40*	*50*
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-26	5.305	5.301	5.298	5.294	5.289	5.285	5.279	5.268	5.255	5.222
99-27	5.289	5.284	5.280	5.276	5.270	5.266	5.259	5.245	5.230	5.191
99-28	5.274	5.268	5.263	5.259	5.251	5.246	5.238	5.223	5.205	5.161
99-29	5.258	5.251	5.246	5.241	5.233	5.227	5.218	5.200	5.180	5.130
99-30	5.242	5.234	5.229	5.223	5.214	5.208	5.197	5.178	5.155	5.099
99-31	5.226	5.218	5.212	5.206	5.195	5.188	5.177	5.155	5.131	5.068
100-00	5.211	5.201	5.195	5.188	5.177	5.169	5.156	5.133	5.106	5.038
100-01	5.195	5.185	5.178	5.170	5.158	5.150	5.136	5.111	5.081	5.007
100-02	**5.179**	**5.168**	**5.161**	**5.152**	**5.140**	**5.130**	**5.116**	**5.088**	**5.056**	**4.976**
100-03	5.163	5.152	5.143	5.135	5.121	5.111	5.095	5.066	5.032	4.946
100-04	5.148	5.135	5.126	5.117	5.102	5.092	5.075	5.043	5.007	4.915
100-05	5.132	5.119	5.109	5.099	5.084	5.072	5.054	5.021	4.982	4.884
100-06	5.116	5.102	5.092	5.082	5.065	5.053	5.034	4.999	4.957	4.854
100-07	5.100	5.086	5.075	5.064	5.046	5.034	5.014	4.976	4.933	4.823
100-08	5.085	5.069	5.058	5.046	5.028	5.015	4.993	4.954	4.908	4.793
100-09	5.069	5.053	5.041	5.029	5.009	4.995	4.973	4.932	4.883	4.762
100-10	5.053	5.036	5.024	5.011	4.991	4.976	4.953	4.909	4.859	4.732
Spread @ Center Price	**34.1**	**33.3**	**32.7**	**32.3**	**31.5**	**30.9**	**30.0**	**28.0**	**25.6**	**19.0**
WAL	2.16	2.05	1.98	1.91	1.81	1.75	1.65	1.50	1.35	1.08
LIBOR_1MO	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140
LIBOR_6MO	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570
LIBOR_1YR	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838
Prepay (136)	15 CPB	18 CPB	20 CPB	22 CPB	25 CPB	27 CPB	30 CPB	35 CPB	40 CPB	50 CPB
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

N Mat	3MO	6MO	1YR	1.5YR	2YR	3YR	4YR	5YR
Yld	4.373	4.570	4.782	4.808	4.834	4.858	4.887	4.918

NAA-2005-AR6-CM-PAR - Price/Yield - [IA2-PAR]

PRELIMINARY

Balance	CONTACT DESK	Delay	24
Coupon*	5.328	Dated	11/1/2005
Settle	11/30/2005	First Payment	12/25/2005

***Coupon: equals Group 1 net WAC**
RUN TO CALL
Speeds: Group 1 - CPB; Groups 2, 3 & 4 - CPR

Speeds		*15*	*18*	*20*	*22*	*25*	*27*	*30*	*35*	*40*	*50*
	Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
	99-26	5.305	5.301	5.298	5.294	5.289	5.285	5.279	5.268	5.255	5.222
	99-27	5.289	5.284	5.280	5.276	5.270	5.266	5.259	5.245	5.230	5.191
	99-28	5.274	5.268	5.263	5.259	5.251	5.246	5.238	5.223	5.205	5.161
	99-29	5.258	5.251	5.246	5.241	5.233	5.227	5.218	5.200	5.180	5.130
	99-30	5.242	5.234	5.229	5.223	5.214	5.208	5.197	5.178	5.155	5.099
	99-31	5.226	5.218	5.212	5.206	5.195	5.188	5.177	5.155	5.131	5.068
	100-00	5.211	5.201	5.195	5.188	5.177	5.169	5.156	5.133	5.106	5.038
	100-01	5.195	5.185	5.178	5.170	5.158	5.150	5.136	5.111	5.081	5.007
	100-02	**5.179**	**5.168**	**5.161**	**5.152**	**5.140**	**5.130**	**5.116**	**5.088**	**5.056**	**4.976**
	100-03	5.163	5.152	5.143	5.135	5.121	5.111	5.095	5.066	5.032	4.946
	100-04	5.148	5.135	5.126	5.117	5.102	5.092	5.075	5.043	5.007	4.915
	100-05	5.132	5.119	5.109	5.099	5.084	5.072	5.054	5.021	4.982	4.884
	100-06	5.116	5.102	5.092	5.082	5.065	5.053	5.034	4.999	4.957	4.854
	100-07	5.100	5.086	5.075	5.064	5.046	5.034	5.014	4.976	4.933	4.823
	100-08	5.085	5.069	5.058	5.046	5.028	5.015	4.993	4.954	4.908	4.793
	100-09	5.069	5.053	5.041	5.029	5.009	4.995	4.973	4.932	4.883	4.762
	100-10	5.053	5.036	5.024	5.011	4.991	4.976	4.953	4.909	4.859	4.732
	Spread @ Center Price	**34.1**	**33.3**	**32.7**	**32.3**	**31.5**	**30.9**	**30.0**	**28.0**	**25.6**	**19.0**
	WAL	2.16	2.05	1.98	1.91	1.81	1.75	1.65	1.50	1.35	1.08
	LIBOR_1MO	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140
	LIBOR_6MO	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570
	LIBOR_1YR	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838
	Prepay (136)	15 CPB	18 CPB	20 CPB	22 CPB	25 CPB	27 CPB	30 CPB	35 CPB	40 CPB	50 CPB
	Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

N Mat	3MO	6MO	1YR	1.5YR	2YR	3YR	4YR	5YR
Yld	4.373	4.570	4.782	4.808	4.834	4.858	4.887	4.918

NAA-2005-AR6-P3 - Price/Yield - IIIA

PRELIMINARY

Balance	CONTACT DESK	Delay	24
Coupon*	6.05	Dated	11/1/2005
Settle	11/30/2005	First Payment	12/25/2005

***Coupon: equals Group 3 net WAC**
RUN TO CALL
Speeds: Group 3 - CPB; Groups 1, 2 & 4 - CPR

Speeds	***18***	***20***	***22***	***25***	***27***	***30***	***35***	***40***	***45***	***50***
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-00	5.578	5.551	5.522	5.475	5.442	5.388	5.284	5.149	4.969	4.773
101-00+	5.572	5.544	5.515	5.468	5.434	5.379	5.275	5.138	4.956	4.758
101-01	5.566	5.538	5.509	5.461	5.427	5.371	5.266	5.128	4.944	4.743
101-01+	5.560	5.532	5.502	5.454	5.419	5.363	5.256	5.117	4.931	4.728
101-02	5.554	5.525	5.495	5.447	5.412	5.355	5.247	5.106	4.918	4.713
101-02+	5.548	5.519	5.489	5.440	5.404	5.347	5.238	5.095	4.906	4.699
101-03	5.542	5.513	5.482	5.432	5.397	5.339	5.229	5.085	4.893	4.684
101-03+	5.536	5.506	5.475	5.425	5.389	5.331	5.219	5.074	4.880	4.669
101-04	**5.530**	**5.500**	**5.469**	**5.418**	**5.382**	**5.323**	**5.210**	**5.063**	**4.868**	**4.654**
101-04+	5.524	5.494	5.462	5.411	5.374	5.315	5.201	5.053	4.855	4.639
101-05	5.518	5.487	5.455	5.404	5.367	5.306	5.192	5.042	4.842	4.625
101-05+	5.512	5.481	5.449	5.397	5.359	5.298	5.182	5.031	4.829	4.610
101-06	5.506	5.475	5.442	5.390	5.352	5.290	5.173	5.021	4.817	4.595
101-06+	5.500	5.468	5.436	5.382	5.344	5.282	5.164	5.010	4.804	4.580
101-07	5.494	5.462	5.429	5.375	5.337	5.274	5.155	4.999	4.792	4.565
101-07+	5.488	5.456	5.422	5.368	5.329	5.266	5.146	4.989	4.779	4.551
101-08	5.482	5.449	5.416	5.361	5.322	5.258	5.136	4.978	4.766	4.536
Spread @ Center Price	**63.8**	**61.2**	**58.5**	**54.1**	**50.8**	**45.5**	**35.0**	**21.1**	**2.2**	**-18.6**
WAL	2.91	2.77	2.63	2.43	2.30	2.12	1.85	1.57	1.31	1.11
Mod Durn	2.55	2.43	2.31	2.15	2.05	1.90	1.67	1.44	1.21	1.04
Principal Window	Dec05 - Nov10	Dec05 - Nov10	Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - Nov10	~Dec05 - May10	~Dec05 - Oct09	~Dec05 - Mar09
LIBOR_1MO	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140	4.140
LIBOR_6MO	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570	4.570
LIBOR_1YR	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838	4.838
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

N Mat	3MO	6MO	1YR	1.5YR	2YR	3YR	4YR	5YR
Yld	4.368	4.580	4.837	4.850	4.864	4.895	4.922	4.948